UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and six month periods ended June 30, 2016

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and six month periods ended June 30, 2016

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 3, 2016

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2016 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes that are covered by an effective registration statement as described below, the June 2016 Notes (as defined below) and the 2013 Senior Notes (as defined below) and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020;

•	The February 2012 9.875% Senior Notes due 2019;

•	The August 2011 9.875% Senior Notes due 2019; and

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•
The June 2016 5.125% Senior Secured Notes due 2023, the June 2016 Senior Secured Floating Rate Notes due 2021 (together, the “June 2016 Senior Secured Notes”) and the June 2016 7.000% Senior Notes due 2024 (the “June 2016 Senior Notes” and collectively, the “June 2016 Notes”);

•	The November 2013 5.625% Senior Notes due 2016 (the “2013 Senior Notes”); and

•	The Pactiv 8.125% Debentures due 2017, the Pactiv 6.400% Notes due 2018, the Pactiv 7.950% Debentures due 2025 and the Pactiv 8.375% Debentures due 2027 (collectively, the “Pactiv Notes”).

The senior secured notes covered by an effective registration statement and the June 2016 Senior Secured Notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes covered by an effective registration statement and the June 2016 Senior Notes are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are referred to as the “Reynolds Notes.”

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group (“Bev Pack”), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”), subsidiaries of RGHL. These indentures, as well as the Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•
risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our retained businesses;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments; and

•	risks related to other factors discussed or referred to in this quarterly report or our Annual Report.
The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2016 and June 30, 2015 for the RGHL Group. Refer to the attached G pages of this quarterly report for the interim unaudited condensed combined financial statements and notes thereto for the three and six month periods ended June 30, 2016 and June 30, 2015 for Bev Pack.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through five segments: Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016 (refer to note 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information).

SIG manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Our Segments
Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Key Factors Influencing Our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of June 30, 2016, our total indebtedness of $13,088 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $13,013 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. In January 2016, Pulp and Paper Week introduced a new “Series B” price assessment methodology and announced the phasing out of its previous methodologies. This new “Series B” methodology resulted in a decrease of 12% to 16% in average reported price. All prior periods presented in the chart above have been restated to reflect this change in price assessment methodology.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12 for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016 (refer to note 7 for additional information). The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Three month period ended June 30, 2016 compared to the three month period ended June 30, 2015

RGHL Group

	For the three month period ended June 30,
(In $ million, except for %)	2016	% of revenue	2015	% of revenue	Change	% change
Revenue	2,761	100%	2,913	100%	(152)	(5)%
Cost of sales	(2,121)	(77)%	(2,289)	(79)%	168	7%
Gross profit	640	23%	624	21%	16	3%
Selling, marketing and distribution expenses/General and administration expenses	(263)	(10)%	(238)	(8)%	(25)	(11)%
Net other income (expenses)	(5)	—%	40	1%	(45)	NM
Profit from operating activities	372	13%	426	15%	(54)	(13)%
Financial income	15	1%	6	—%	9	NM
Financial expenses	(437)	(16)%	(477)	(16)%	40	8%
Net financial income (expenses)	(422)	(15)%	(471)	(16)%	49	10%
Profit (loss) from continuing operations before income tax	(50)	(2)%	(45)	(2)%	(5)	(11)%
Income tax (expense) benefit	4	—%	(33)	(1)%	37	NM
Profit (loss) from continuing operations	(46)	(2)%	(78)	(3)%	32	41%
Profit (loss) from discontinued operations, net of income tax	(6)	—%	10	—%	(16)	NM
Profit (loss) for the period	(52)	(2)%	(68)	(2)%	16	24%
Depreciation and amortization from continuing operations	177	6%	164	6%	(13)	(8)%
RGHL Group Adjusted EBITDA(1) from continuing operations	589	21%	574	20%	15	3%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $152 million, or 5%.The decrease was primarily due to lower pricing largely as a result of the pass-through of lower resin costs to customers. Changes in foreign currency rates also had an unfavorable impact of $23 million. Overall sales volume was down, driven by lower sales volume at Closures and Graham Packaging, partially offset by higher sales volume at the remaining segments.

Cost of Sales. Cost of sales decreased by $168 million, or 7%. The decrease was due to favorable resin prices across all segments and lower sales volume at Closures and Graham Packaging (which were partially offset by higher sales volume at the remaining segments), lower manufacturing costs and a favorable foreign currency impact.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $25 million, or 11%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense and higher advertising and employee-related costs at Reynolds Consumer Products.

Net Other. Net other changed by $45 million to net other expenses of $5 million. The change includes a $27 million unfavorable change in unrealized gains and losses on derivatives, a $9 million related party management fee accrual associated with the 2016 financial year, a $4 million increase in asset impairment charges and an unfavorable foreign currency impact of $4 million.

Net Financial Income (Expenses). Net financial expenses decreased by $49 million. The change was primarily due to a favorable change of $139 million in the fair value of embedded derivatives and a $20 million favorable foreign currency impact. In June 2016, the RGHL Group issued $2.9 billion of borrowings and repaid $3.8 billion of borrowings. This triggered a $105 million loss on extinguishment in the current year period. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12.

Income Tax. We recognized an income tax benefit of $4 million on a loss before income tax of $50 million (an effective tax rate of 8%) in the three month period ended June 30, 2016 as compared to income tax expense of $33 million on a loss before income tax of $45 million (an effective tax rate of -73%) for the three month period ended June 30, 2015. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization increased by $13 million, or 8%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense.

Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations changed by $16 million to a loss of $6 million. The change was primarily due to an unfavorable foreign currency impact on the euro-denominated consideration receivable and a decrease in interest accretion related to the additional contingent consideration receivable from the sale of our SIG segment.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	372	426
Depreciation and amortization from continuing operations	177	164
RGHL Group EBITDA(1) from continuing operations	549	590
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	4	—
Non-cash pension expense	16	16
Operational process engineering-related consultancy costs	6	6
Related party management fee	9	—
Restructuring costs, net of reversals	11	2
Unrealized (gain) loss on derivatives	(10)	(37)
Other	4	(3)
RGHL Group Adjusted EBITDA(1) from continuing operations	589	574
Segment detail of Adjusted EBITDA:
Evergreen	76	77
Closures	41	46
Reynolds Consumer Products	180	161
Pactiv Foodservice	183	176
Graham Packaging	116	123
Corporate/Unallocated(2)	(7)	(9)
RGHL Group Adjusted EBITDA from continuing operations	589	574

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the three month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	372	93%	387	93%	(15)	(4)%
Inter-segment revenue	30	7%	29	7%	1	3%
Total segment revenue	402	100%	416	100%	(14)	(3)%
Cost of sales	(320)	(80)%	(329)	(79)%	9	3%
Gross profit	82	20%	87	21%	(5)	(6)%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(6)%	(23)	(6)%	—	—%
Net other income (expenses)	3	1%	5	1%	(2)	(40)%
Profit from operating activities	62	15%	69	17%	(7)	(10)%
Evergreen segment Adjusted EBITDA	76	19%	77	19%	(1)	(1)%

Revenue. Total segment revenue decreased by $14 million, or 3%. Revenue from liquid packaging board decreased by $9 million due to lower pricing, primarily as a result of index-linked price programs. Revenue from carton packaging decreased by $5 million due to lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products and lower pricing primarily as a result of index-linked price programs. Revenue from paper products remained flat due to $5 million in higher sales volume offset by $5 million in lower pricing.

Cost of Sales. Cost of sales decreased by $9 million, or 3%. The decrease was primarily due to favorable raw material costs, largely resin, fiber and energy, partially offset by the increased sales volumes. For the three month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 42% and 44% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $23 million.

Net Other. Net other income decreased by $2 million to $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	62	69
Depreciation and amortization	14	14
EBITDA	76	83
Included in Evergreen segment EBITDA:
Unrealized (gain) loss on derivatives	(2)	(3)
Other	2	(3)
Evergreen segment Adjusted EBITDA	76	77

Closures Segment

	For the three month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	250	98%	267	99%	(17)	(6)%
Inter-segment revenue	5	2%	4	1%	1	25%
Total segment revenue	255	100%	271	100%	(16)	(6)%
Cost of sales	(205)	(80)%	(221)	(82)%	16	7%
Gross profit	50	20%	50	18%	—	—%
Selling, marketing and distribution expenses/ General and administration expenses	(24)	(9)%	(23)	(8)%	(1)	(4)%
Net other income (expenses)	(3)	(1)%	3	1%	(6)	NM
Profit from operating activities	23	9%	30	11%	(7)	(23)%
Closures segment Adjusted EBITDA	41	16%	46	17%	(5)	(11)%

Revenue. Total segment revenue decreased by $16 million, or 6%.The decrease was primarily due to $7 million of lower sales volume, mostly in Europe, Asia Pacific and South America due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volume in North America, a $6 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso, Argentine peso and Brazilian real and lower pricing largely due to the pass-through of lower resin costs to customers.

Cost of Sales. Cost of sales decreased by $16 million, or 7%. The decrease was primarily due to $9 million of lower raw material costs, mostly resin, a $4 million favorable foreign currency impact and lower sales volume. For the three month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 59% and 60% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 4%.

Net Other. Net other changed by $6 million to net other expenses of $3 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives as well as an unfavorable foreign currency impact. The unrealized gains and losses on derivatives have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	23	30
Depreciation and amortization	17	16
EBITDA	40	46
Included in Closures segment EBITDA:
Restructuring costs, net of reversals	1	2
Unrealized (gain) loss on derivatives	—	(2)
Closures segment Adjusted EBITDA	41	46

Reynolds Consumer Products Segment

	For the three month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	709	96%	718	94%	(9)	(1)%
Inter-segment revenue	33	4%	44	6%	(11)	(25)%
Total segment revenue	742	100%	762	100%	(20)	(3)%
Cost of sales	(516)	(70)%	(565)	(74)%	49	9%
Gross profit	226	30%	197	26%	29	15%
Selling, marketing and distribution expenses/ General and administration expenses	(68)	(9)%	(60)	(8)%	(8)	(13)%
Net other income (expenses)	6	1%	5	1%	1	20%
Profit from operating activities	164	22%	142	19%	22	15%
Reynolds Consumer Products segment Adjusted EBITDA	180	24%	161	21%	19	12%

Revenue. Total segment revenue decreased by $20 million, or 3%. The decrease was primarily due to $29 million of lower pricing primarily resulting from the pass-through of lower commodity costs, partially offset by $10 million of higher sales volume.

Cost of Sales. Cost of sales decreased by $49 million, or 9%. This decrease was primarily driven by lower material costs. For the three month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 65% and 68% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 13%. The increase was primarily due to higher advertising and employee-related costs.

Net Other. Net other income increased by $1 million to $6 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	164	142
Depreciation and amortization	21	24
EBITDA	185	166
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(5)	(5)
Reynolds Consumer Products segment Adjusted EBITDA	180	161

Pactiv Foodservice Segment

	For the three month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	844	87%	906	87%	(62)	(7)%
Inter-segment revenue	129	13%	138	13%	(9)	(7)%
Total segment revenue	973	100%	1,044	100%	(71)	(7)%
Cost of sales	(789)	(81)%	(860)	(82)%	71	8%
Gross profit	184	19%	184	18%	—	—%
Selling, marketing and distribution expenses/ General and administration expenses	(72)	(7)%	(54)	(5)%	(18)	(33)%
Net other income (expenses)	—	—%	28	3%	(28)	(100)%
Profit from operating activities	112	12%	158	15%	(46)	(29)%
Pactiv Foodservice segment Adjusted EBITDA	183	19%	176	17%	7	4%

Revenue. Total segment revenue decreased by $71 million, or 7%. The decrease was primarily due to $62 million of lower pricing, as a result of the pass-through of lower resin costs to customers, an unfavorable foreign currency impact of $10 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro as well as unfavorable product mix. These decreases were partially offset by incremental sales volume.

Cost of Sales. Cost of sales decreased by $71 million, or 8%. The decrease was primarily due to lower raw material costs (including the benefit from lower derivative losses), benefits from cost savings initiatives and improved operational performance and a favorable foreign currency impact, partially offset by an increase in restructuring costs. For the three month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 57% and 60% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $18 million, or 33%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense.

Net Other. Net other income decreased by $28 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	112	158
Depreciation and amortization	57	39
EBITDA	169	197
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	2	—
Operational process engineering-related consultancy costs	6	6
Restructuring costs, net of reversals	9	—
Unrealized (gain) loss on derivatives	(3)	(27)
Pactiv Foodservice segment Adjusted EBITDA	183	176

Graham Packaging Segment

	For the three month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	586	100%	635	100%	(49)	(8)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	586	100%	635	100%	(49)	(8)%
Cost of sales	(489)	(83)%	(530)	(83)%	41	8%
Gross profit	97	17%	105	17%	(8)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(52)	(9)%	(52)	(8)%	—	—%
Net other income (expenses)	(1)	—%	(1)	—%	—	—%
Profit from operating activities	44	8%	52	8%	(8)	(15)%
Graham Packaging segment Adjusted EBITDA	116	20%	123	19%	(7)	(6)%

Revenue. Revenue decreased by $49 million, or 8%. The decrease was primarily due to a $26 million decrease in sales volume, a decline in pricing primarily from lower resin costs passed through to customers and an $8 million unfavorable foreign currency impact, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses, the majority of which occurred in prior years for which the full year impact has not yet been realized, and a decrease in end-consumer demand for certain customers’ products, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso and Brazilian real.

Cost of Sales. Cost of sales decreased by $41 million, or 8%. The decrease was primarily due to a decrease in resin prices, $19 million in lower sales volume and a $6 million favorable foreign currency impact, partially offset by unfavorable changes in product mix. For the three month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 54% and 56% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $52 million. Cost savings initiatives were partially offset by an increase in restructuring costs.

Net Other. Net other expenses remained flat at $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	44	52
Depreciation and amortization	68	71
EBITDA	112	123
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	2	—
Restructuring costs, net of reversals	1	—
Other	1	—
Graham Packaging segment Adjusted EBITDA	116	123

Corporate/Unallocated

	For the three month period ended June 30,
(In $ million, except for %)	2016	2015	Change	% change
Gross profit (loss)	1	1	—	—%
Selling, marketing and distribution expenses/General and administration expenses	(24)	(26)	2	8%
Net other income (expenses)	(10)	—	(10)	NM
Loss from operating activities	(33)	(25)	(8)	(32)%
Corporate/Unallocated Adjusted EBITDA	(7)	(9)	2	22%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 8%.

Net Other. Net other expenses increased by $10 million to $10 million. The increase was primarily due to a $9 million accrual for a related party management fee associated with the 2016 financial year. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended June 30,
(In $ million)	2016	2015
Loss from operating activities	(33)	(25)
EBITDA	(33)	(25)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	16	16
Related party management fee	9	—
Other	1	—
Corporate/Unallocated Adjusted EBITDA	(7)	(9)

Six month period ended June 30, 2016 compared to the six month period ended June 30, 2015

RGHL Group

	For the six month period ended June 30,
(In $ million, except for %)	2016	% of revenue	2015	% of revenue	Change	% change
Revenue	5,301	100%	5,600	100%	(299)	(5)%
Cost of sales	(4,126)	(78)%	(4,543)	(81)%	417	9%
Gross profit	1,175	22%	1,057	19%	118	11%
Selling, marketing and distribution expenses/General and administration expenses	(522)	(10)%	(481)	(9)%	(41)	(9)%
Net other income (expenses)	(20)	—%	82	1%	(102)	NM
Profit from operating activities	633	12%	658	12%	(25)	(4)%
Financial income	235	4%	12	—%	223	NM
Financial expenses	(590)	(11)%	(889)	(16)%	299	34%
Net financial income (expenses)	(355)	(7)%	(877)	(16)%	522	60%
Profit (loss) from continuing operations before income tax	278	5%	(219)	(4)%	497	NM
Income tax (expense) benefit	(111)	(2)%	(42)	(1)%	(69)	NM
Profit (loss) from continuing operations	167	3%	(261)	(5)%	428	NM
Profit (loss) from discontinued operations, net of income tax	5	NM	2,703	NM	(2,698)	NM
Profit (loss) for the period	172	NM	2,442	NM	(2,270)	NM
Depreciation and amortization from continuing operations	353	7%	345	6%	(8)	(2)%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,077	20%	961	17%	116	12%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $299 million, or 5%. The decrease was primarily due to lower pricing largely as a result of the pass-through of lower resin costs to customers. Changes in foreign currency rates also had an unfavorable impact of $61 million.

Cost of Sales. Cost of sales decreased by $417 million, or 9%. The decrease was primarily due to favorable resin prices across all segments (including the benefit from lower derivative losses), lower manufacturing costs and a favorable foreign currency impact. These decreases were partially offset by higher restructuring costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $41 million, or 9%. The increase was primarily due to increased employee-related costs at Reynolds Consumer Products and Pactiv Foodservice, higher advertising costs at Reynolds Consumer Products and an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense.

Net Other. Net other changed by $102 million to net other expenses of $20 million. The change includes a $86 million unfavorable change in unrealized gains and losses on derivatives and a $16 million related party management fee accrual associated with the 2016 financial year.

Net Financial Income (Expenses). Net financial expenses decreased by $522 million. Following the sale of SIG in March 2015, the RGHL Group repaid approximately $4 billion of borrowings. This triggered a loss on extinguishment of debt of $305 million in the prior year period. In June 2016, the RGHL Group issued $2.9 billion of borrowings and repaid $3.8 billion of borrowings. This triggered a loss on extinguishment of debt of $105 million in the current year period. Interest expense declined $65 million primarily as a result of the debt repayment in the prior year period, partially offset by accelerated interest on the debt redeemed in the current year. Additionally, there was a favorable change of $234 million in the fair value of embedded derivatives and a $22 million favorable change in foreign currency exchange gains and losses. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12.

Income Tax. We recognized income tax expense of $111 million on income before income tax of $278 million (an effective tax rate of 40%) in the six month period ended June 30, 2016 as compared to income tax expense of $42 million on a loss before income tax of $219 million (an effective tax rate of -19%) for the six month period ended June 30, 2015. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization increased by $8 million, or 2%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations decreased by $2,698 million primarily due to a gain of $2,876 million, net of tax, from the sale of our SIG segment in the prior year compared to a gain of $5 million on the remeasurement of the contingent consideration receivable in the current year. This was partially offset by foreign currency transaction losses on intercompany debt that were attributable to discontinued operations in the prior year.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	633	658
Depreciation and amortization from continuing operations	353	345
RGHL Group EBITDA(1) from continuing operations	986	1,003
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	10	2
Non-cash pension expense	33	32
Operational process engineering-related consultancy costs	11	8
Related party management fee	16	—
Restructuring costs, net of reversals	21	2
Unrealized (gain) loss on derivatives	(7)	(85)
Other	7	(1)
RGHL Group Adjusted EBITDA(1) from continuing operations	1,077	961
Segment detail of Adjusted EBITDA:
Evergreen	142	132
Closures	72	83
Reynolds Consumer Products	318	258
Pactiv Foodservice	335	274
Graham Packaging	225	236
Corporate/Unallocated(2)	(15)	(22)
RGHL Group Adjusted EBITDA from continuing operations	1,077	961

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the six month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	742	93%	769	93%	(27)	(4)%
Inter-segment revenue	60	7%	56	7%	4	7%
Total segment revenue	802	100%	825	100%	(23)	(3)%
Cost of sales	(648)	(81)%	(676)	(82)%	28	4%
Gross profit	154	19%	149	18%	5	3%
Selling, marketing and distribution expenses/ General and administration expenses	(46)	(6)%	(44)	(5)%	(2)	(5)%
Net other income (expenses)	5	1%	5	1%	—	—%
Profit from operating activities	113	14%	110	13%	3	3%
Evergreen segment Adjusted EBITDA	142	18%	132	16%	10	8%

Revenue. Total segment revenue decreased by $23 million, or 3%. Revenue from liquid packaging board decreased by $15 million primarily due to lower pricing as a result of competitive pressures within the liquid packaging board market and index-linked price programs, partially offset by higher sales volume. Revenue from carton packaging decreased by $11 million primarily due to a decline in pricing, largely as a result of index-linked price programs, as well as lower sales volumes as a result of a decrease in end-consumer demand for certain customers’ products. Revenue from paper products increased slightly, primarily due to higher sales volume as a result of an increase in demand for our product offerings, partially offset by lower pricing due to ongoing market conditions.

Cost of Sales. Cost of sales decreased by $28 million, or 4%. The decrease was primarily due to favorable raw material costs, primarily resin and energy. Additionally, operating costs in the prior year were adversely impacted by higher production and repair and maintenance costs as compared to the current year due to a scheduled major mill outage in the prior year with no corresponding outage in the current year. The decrease was partially offset by the previously discussed net increase in sales volume. For the six month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 42% and 43% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 5%.

Net Other. Net other income remained flat at $5 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	113	110
Depreciation and amortization	27	28
EBITDA	140	138
Included in Evergreen segment EBITDA:
Unrealized (gain) loss on derivatives	(2)	(3)
Other	4	(3)
Evergreen segment Adjusted EBITDA	142	132

Closures Segment

	For the six month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	465	98%	510	99%	(45)	(9)%
Inter-segment revenue	9	2%	7	1%	2	29%
Total segment revenue	474	100%	517	100%	(43)	(8)%
Cost of sales	(386)	(81)%	(422)	(82)%	36	9%
Gross profit	88	19%	95	18%	(7)	(7)%
Selling, marketing and distribution expenses/ General and administration expenses	(49)	(10)%	(49)	(9)%	—	—%
Net other income (expenses)	(5)	(1)%	4	1%	(9)	NM
Profit from operating activities	34	7%	50	10%	(16)	(32)%
Closures segment Adjusted EBITDA	72	15%	83	16%	(11)	(13)%

Revenue. Total segment revenue decreased by $43 million, or 8%. The decrease was primarily due to a $19 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso, Brazilian real and Argentine peso, lower pricing of $17 million largely due to the pass-through of lower resin costs to customers and $6 million of lower sales volume, mostly in Europe, South America and Asia Pacific due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volume in North America.

Cost of Sales. Cost of sales decreased by $36 million, or 9%. The decrease was primarily due to lower raw material costs of $20 million, mostly resin, and a $16 million favorable foreign currency impact. For the six month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 59% and 61% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $49 million.

Net Other. Net other changed by $9 million to net other expenses of $5 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives, an increase in asset impairment charges and an unfavorable foreign currency impact. These items, with the exception of net foreign currency exchange losses, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	34	50
Depreciation and amortization	33	33
EBITDA	67	83
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	2	—
Restructuring costs, net of reversals	3	2
Unrealized (gain) loss on derivatives	—	(2)
Closures segment Adjusted EBITDA	72	83

Reynolds Consumer Products Segment

	For the six month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	1,325	95%	1,324	94%	1	—%
Inter-segment revenue	67	5%	85	6%	(18)	(21)%
Total segment revenue	1,392	100%	1,409	100%	(17)	(1)%
Cost of sales	(987)	(71)%	(1,087)	(77)%	100	9%
Gross profit	405	29%	322	23%	83	26%
Selling, marketing and distribution expenses/ General and administration expenses	(131)	(9)%	(113)	(8)%	(18)	(16)%
Net other income (expenses)	8	1%	13	1%	(5)	(38)%
Profit from operating activities	282	20%	222	16%	60	27%
Reynolds Consumer Products segment Adjusted EBITDA	318	23%	258	18%	60	23%

Revenue. Total segment revenue decreased by $17 million. The decrease was primarily due to $56 million in lower pricing primarily resulting from the pass-through of lower commodity costs, partially offset by a $39 million increase in sales volume.

Cost of Sales. Cost of sales decreased by $100 million, or 9%. The decrease was primarily due to lower raw material costs, partially offset by higher sales volume. For the six month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 65% and 69% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $18 million, or 16%. The increase was primarily due to higher advertising and employee-related costs.

Net Other. Net other income decreased by $5 million to $8 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	282	222
Depreciation and amortization	43	48
EBITDA	325	270
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(7)	(12)
Reynolds Consumer Products segment Adjusted EBITDA	318	258

Pactiv Foodservice Segment

	For the six month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	1,611	86%	1,707	86%	(96)	(6)%
Inter-segment revenue	252	14%	277	14%	(25)	(9)%
Total segment revenue	1,863	100%	1,984	100%	(121)	(6)%
Cost of sales	(1,520)	(82)%	(1,697)	(86)%	177	10%
Gross profit	343	18%	287	14%	56	20%
Selling, marketing and distribution expenses/ General and administration expenses	(144)	(8)%	(117)	(6)%	(27)	(23)%
Net other income (expenses)	(5)	—%	65	3%	(70)	NM
Profit from operating activities	194	10%	235	12%	(41)	(17)%
Pactiv Foodservice segment Adjusted EBITDA	335	18%	274	14%	61	22%

Revenue. Total segment revenue decreased by $121 million, or 6%. The decrease was primarily due to $115 million of lower pricing as a result of the pass-through of lower resin costs to customers, $9 million of unfavorable product mix and an unfavorable foreign currency impact of $22 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro. These decreases were partially offset by incremental sales volume of $26 million driven by growth across the foodservice and food packaging markets.

Cost of Sales. Cost of sales decreased by $177 million, or 10%. The decrease was primarily due to lower raw material costs (including the benefit from lower derivative losses), benefits from cost savings initiatives and improved operational performance and a favorable foreign currency impact. These decreases were partially offset by incremental costs resulting from higher sales volume and higher restructuring costs. For the six month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 57% and 61% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $27 million, or 23%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense and a $10 million increase in employee-related costs.

Net Other. Net other changed by $70 million to net other expenses of $5 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	194	235
Depreciation and amortization	115	97
EBITDA	309	332
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	3	1
Operational process engineering-related consultancy costs	11	8
Restructuring costs, net of reversals	10	—
Unrealized (gain) loss on derivatives	2	(68)
Other	—	1
Pactiv Foodservice segment Adjusted EBITDA	335	274

Graham Packaging Segment

	For the six month period ended June 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	1,158	100%	1,290	100%	(132)	(10)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,158	100%	1,290	100%	(132)	(10)%
Cost of sales	(974)	(84)%	(1,086)	(84)%	112	10%
Gross profit	184	16%	204	16%	(20)	(10)%
Selling, marketing and distribution expenses/General and administration expenses	(103)	(9)%	(107)	(8)%	4	4%
Net other income (expenses)	(5)	—%	(1)	—%	(4)	NM
Profit from operating activities	76	7%	96	7%	(20)	(21)%
Graham Packaging segment Adjusted EBITDA	225	19%	236	18%	(11)	(5)%

Revenue. Revenue decreased by $132 million, or 10%. The decrease was primarily due to a $64 million decrease in sales volume, a decline in pricing primarily from lower resin costs passed through to customers and a $20 million unfavorable foreign currency impact, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses, the majority of which occurred in prior years for which the full year impact has not yet been realized, and a decrease in end-consumer demand for certain customers’ products, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso and Brazilian real.

Cost of Sales. Cost of sales decreased by $112 million, or 10%. The decrease was primarily due to a decrease in resin prices, $51 million in lower sales volume and a $17 million favorable foreign currency impact, partially offset by unfavorable changes in product mix and an increase in restructuring costs. For the six month periods ended June 30, 2016 and June 30, 2015, raw material costs accounted for 53% and 56% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $4 million, or 4%. The decrease was primarily due to cost savings initiatives, as well as a favorable foreign currency impact, partially offset by an increase in restructuring costs.

Net Other. Net other expenses increased by $4 million to $5 million. The increase was primarily due to increased asset impairment charges in the current year. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Profit from operating activities	76	96
Depreciation and amortization	135	139
EBITDA	211	235
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	5	1
Restructuring costs, net of reversals	8	—
Other	1	—
Graham Packaging segment Adjusted EBITDA	225	236

Corporate/Unallocated

	For the six month period ended June 30,
(In $ million, except for %)	2016	2015	Change	% change
Gross profit (loss)	1	—	1	NM
Selling, marketing and distribution expenses/General and administration expenses	(49)	(51)	2	4%
Net other income (expenses)	(18)	(4)	(14)	NM
Loss from operating activities	(66)	(55)	(11)	(20)%
Corporate/Unallocated Adjusted EBITDA	(15)	(22)	7	32%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 4%.

Net Other. Net other expenses increased by $14 million to $18 million. The increase was primarily due to a $16 million accrual for a related party management fee associated with the 2016 financial year. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Loss from operating activities	(66)	(55)
EBITDA	(66)	(55)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	33	32
Related party management fee	16	—
Other	2	1
Corporate/Unallocated Adjusted EBITDA	(15)	(22)

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group statement of comprehensive income and the Bev Pack statement of comprehensive income. The differences in the reported profit (loss) before income tax between the two sets of financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and Bev Pack.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee and transactions associated with share capital.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the six month period ended June 30,
(In $ million)	2016	2015
Net cash flows from (used in) operating activities	232	(26)
Net cash flows from (used in) investing activities	(139)	3,953
Net cash flows from (used in) financing activities	(789)	(4,044)
Net increase (decrease) in cash and cash equivalents	(696)	(117)

Cash Flows from (used in) Operating Activities
Cash from operating activities was $232 million compared to cash used in operating activities of $26 million in the prior year period. The main fluctuations are as follows:

•
The current year included payment of $68 million in premiums related to the repurchase of certain notes compared to the prior year payment of $226 million in premiums as a result of the repayment of borrowings from the proceeds from the sale of SIG. Refer to note 12 for additional information regarding these transactions.

•
Interest payments decreased by $92 million in the current year due to a reduction in outstanding principal amounts partially offset by the accelerated interest payments related to the debt redeemed in the current year.

•	The prior year also included disposal costs of $26 million related to the sale of SIG as well as cash used in operating activities of $11 million related to the operations of SIG.
These decreases in cash used in operating activities were partially offset by an increase of $37 million in income taxes paid, net of refunds received, in the current year.
Cash Flows from (used in) Investing Activities
Cash used in investing activities was $139 million compared to cash from investing activities of $3,953 million in the prior year period. The prior year included net cash proceeds of $4,146 million received from the sale of SIG and proceeds of $26 million received from insurance claims. The current year includes a reduction of $88 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities
The net cash outflow during each respective period is summarized as follows:

	For the six month period ended June 30,
(In $ million)	2016	2015
Drawdown of borrowings	3,079	99
Repayment of borrowings	(3,819)	(4,126)
Payment of debt transaction costs	(45)	(15)
Other	(4)	(2)
Net cash outflow	(789)	(4,044)

Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $138 million compared to $226 million in the prior year period. The decrease reflects higher investments made in the prior year period as well as the timing of expenditures. Capital expenditures incurred in the prior year period include $29 million related to discontinued operations prior to its sale.

We expect to incur approximately $375 million in capital expenditures during 2016 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of June 30, 2016, our total indebtedness of $13,088 million was comprised of the outstanding principal amounts of our borrowings.
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Credit Agreement, borrowings under a receivables loan and security agreement (the “Securitization Facility”) and local working capital facilities. In addition to our cash and cash equivalents, as of June 30, 2016, we had $56 million and €53 million ($59 million) available for drawing under our revolving credit facilities. Our revolving credit facilities currently mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Senior Notes), including financial covenants.

On June 27, 2016, certain members of the RGHL Group issued $1,350 million aggregate principal amount of June 2016 Senior Secured Notes due July 15, 2023, $750 million aggregate principal amount of June 2016 Senior Secured Floating Rate Notes due July 15, 2021 and $800 million aggregate principal amount of June 2016 Senior Notes due July 15, 2024. The net proceeds from the offering of the June 2016 Notes, together with available cash and additional drawdowns from the existing Securitization Facility, were used to repurchase $3,229 million of senior secured notes, senior notes and senior subordinated notes pursuant to tender offers and redeem $553 million of senior secured notes, senior notes and senior subordinated notes (with the indentures governing such notes being satisfied and discharged). Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further details.

On July 14, 2016, the RGHL Group announced a proposed amendment to the Credit Agreement. The proposed amendment, among other things, is expected to reduce the pricing, extend the maturity, create a $400 million revolving facility tranche and make certain other changes to the covenants contained in the Credit Agreement. The Credit Agreement amendment is expected to close on August 5, 2016.

On August 1, 2016, the RGHL Group issued an additional $250 million aggregate principal amount of June 2016 Senior Secured Notes at an issue price of 103.500%. The RGHL Group intends to use the net proceeds, together with the proceeds from the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the existing Credit Agreement and to pay transaction costs.

Our annualized cash interest obligations on our Credit Agreement, the Reynolds Notes, the 2013 Senior Notes, the Securitization Facility and our other indebtedness are expected to be approximately $775 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of June 30, 2016 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. In addition, $642 million of 2013 Senior Notes mature on December 15, 2016 and $300 million of Pactiv 8.125% Debentures mature on June 15, 2017. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Senior Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures governing certain of our Reynolds Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the existing Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Credit Agreement’s senior secured first lien leverage ratio covenant.

Under the existing Credit Agreement, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of June 30, 2016, our net senior secured first lien leverage ratio was 3.42x as calculated for purposes of the maintenance covenant under the Credit Agreement. The Credit Agreement does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The existing Credit Agreement and the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Senior Notes also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm’s length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL’s fiscal year; and under the 2013 Senior Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Senior Notes).

The existing Credit Agreement and the indentures governing the Reynolds Notes and the 2013 Senior Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Senior Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of June 30, 2016, our non-current derivative asset of $331 million only includes embedded derivatives. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.
Contractual Obligations
The following table summarizes our material contractual obligations as of June 30, 2016:

	Payments, due by period, as of June 30, 2016
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,078	1,078	—	—	—
Financial liabilities(1)	16,718	2,104	3,822	6,823	3,969
Operating leases	387	103	147	77	60
Unconditional capital expenditure obligations	76	76	—	—	—
Total contractual obligations	18,259	3,361	3,969	6,900	4,029

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of June 30, 2016. With respect to the Credit Agreement, both the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”) during the month of June 2016 were below the floor rates established in accordance with the respective agreements.

As of June 30, 2016, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $1,432 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above.

Beginning with the fiscal year ended December 31, 2014, the RGHL Group was required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. In March 2015, a prepayment of $64 million was made, which reduced future quarterly amortization payments. No excess cash flow prepayments are due in 2016. The next scheduled quarterly amortization payment is due September 30, 2017.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. The RGHL Group has accrued $16 million in 2016 in respect of an expected Management Fee related to the year ending December 31, 2016 and $30 million in 2015 in respect of an expected Management Fee related to the year ended December 31, 2015. In addition, no Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2016, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.
On June 2, 2016, UCI Holdings Limited (“UCI”) and certain of its affiliates filed a voluntary petition under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the District of Delaware. As a result of the RGHL Group being a member of a controlled group that includes UCI, the RGHL Group could become liable for the obligations under the three defined benefit pension plans sponsored by UCI. As of December 31, 2015, the plans were underfunded by an aggregate amount of approximately $66 million.

Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

In connection with the goodwill impairment test for the year ended December 31, 2015, the RGHL Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2016.

Recently Issued Accounting Pronouncements
Refer to note 2.3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of June 30, 2016. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our June 2016 Senior Secured Floating Rate Notes, our Credit Agreement and our Securitization Facility. As of June 30, 2016, the June 2016 Senior Secured Floating Rate Notes accrued interest at a floating rate with no floor. As of June 30, 2016, the Credit Agreement included an interest rate floor of (i) 1.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of June 30, 2016, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying rate for our June 2016 Senior Secured Floating Rate Notes is the three-month Dollar LIBO Rate, as defined by the indenture that governs the June 2016 Senior Secured Floating Rate Notes. As of June 30, 2016, the three-month Dollar LIBO Rate as defined was 0.64%. Based on the outstanding principal balance of our June 2016 Senior Secured Floating Rate Notes as of June 30, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in an $8 million increase (decrease) in interest expense.

On July 29, 2016, the RGHL Group entered into an interest rate swap derivative, removing the interest rate risk on the June 2016 Senior Secured Floating Rate Notes.

The underlying rates for our Credit Agreement are the three-month LIBOR and EURIBOR, and as of June 30, 2016 these rates were 0.65% and (0.29)%, respectively. Based on our outstanding debt commitments as of June 30, 2016, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $14 million increase in interest expense on the U.S. term loan and no impact on interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Credit Agreement.

The interest rate on the Securitization Facility as of June 30, 2016 was 2.45%. Based on our outstanding debt commitments under our Securitization Facility as of June 30, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $5 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of June 30, 2016.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen ("JPY")	1,623,991,700		$118.55 - 122.23	Jul 2016 - Nov 2016
Currency futures	Sell	South Korean won	695,636,345		$1,206.22 - 1,207.88	Jul 2016 - Dec 2016
Currency forwards	Sell	Canadian dollars	104,975,000		$1.2744 - 1.4544	Jul 2016 - Dec 2016

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of June 30, 2016, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net liability of $5 million. During the six month period ended June 30, 2016, we recognized a $10 million unrealized loss and a $1 million realized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of June 30, 2016, would have resulted in a $1 million increase (decrease) in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

We are exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

We are also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of June 30, 2016.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	14,400	JPY 34,700 - JPY 38,900	Jul 2016 - Sep 2017
Aluminum swaps	metric tonne	44,273	$1,464 - $2,356	Jul 2016 - Dec 2018*
Aluminum Midwest Premium swaps	pound	90,373,013	$0.06 - $0.10	Jul 2016 - Dec 2018*
Natural gas swaps	million BTU	2,954,974	$2.20 - $3.45	Jul 2016 - Apr 2017
Paraxylene swaps	pound	5,788,632	$0.40 - $0.42	Jul 2016 - Jan 2017
Polymer-grade propylene swaps	pound	58,688,385	$0.31 - $0.33	Jul 2016 - Jan 2017
Benzene swaps	U.S. liquid gallon	16,578,206	$2.01 - $ 2.45	Aug 2016 - Apr 2017
Diesel swaps	U.S. liquid gallon	8,513,468	$2.30 - $3.19	Jul 2016 - Mar 2017
High-density polyethylene film swaps	metric tonne	2,352	$1,305 - $1,360	Jul 2016 - Dec 2016
Ethylene	pound	5,751,066	$0.31 - $0.37	Jul 2016 - Apr 2017

*	Includes swaps that hedge the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of June 30, 2016, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $3 million. During the six month period ended June 30, 2016, we recognized a $15 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $21 million realized loss as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of June 30, 2016, would have resulted in an increase (decrease) of less than $1 million in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of June 30, 2016.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
August 3, 2016

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 3, 2016

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended June 30, 2016 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
August 3, 2016

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended June 30, 2016 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 3, 2016

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and six month periods ended
June 30, 2016 and June 30, 2015

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2016 and 2015

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity (deficit)	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three and six month periods ended June 30, 2016 and 2015

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity (deficit)	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-5

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2016	2015	2016	2015
Revenue		2,761	2,913	5,301	5,600
Cost of sales		(2,121)	(2,289)	(4,126)	(4,543)
Gross profit		640	624	1,175	1,057
Selling, marketing and distribution expenses		(69)	(61)	(132)	(113)
General and administration expenses		(194)	(177)	(390)	(368)
Net other income (expenses)	6	(5)	40	(20)	82
Profit from operating activities		372	426	633	658
Financial income	8	15	6	235	12
Financial expenses	8	(437)	(477)	(590)	(889)
Net financial income (expenses)		(422)	(471)	(355)	(877)
Profit (loss) from continuing operations before income tax		(50)	(45)	278	(219)
Income tax (expense) benefit	9	4	(33)	(111)	(42)
Profit (loss) from continuing operations		(46)	(78)	167	(261)
Profit (loss) from discontinued operations, net of income tax	7	(6)	10	5	2,703
Profit (loss) for the period		(52)	(68)	172	2,442
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(16)	(17)	(6)	(42)
Reclassification from foreign currency translation reserve		—	—	—	(452)
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(72)	173	(176)	196
Total other comprehensive income (loss), net of income tax		(88)	156	(182)	(298)
Total comprehensive income (loss)		(140)	88	(10)	2,144
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(47)	(78)	166	(261)
Equity holder of the Group - discontinued operations		(6)	10	5	2,703
Non-controlling interests		1	—	1	—
		(52)	(68)	172	2,442
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(135)	78	(16)	(138)
Equity holder of the Group - discontinued operations		(6)	10	5	2,282
Non-controlling interests		1	—	1	—
		(140)	88	(10)	2,144

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of June 30, 2016	As of December 31, 2015
Assets
Cash and cash equivalents		1,279	1,977
Trade and other receivables, net		1,165	1,095
Inventories	11	1,314	1,262
Current tax assets		25	19
Assets held for sale		2	1
Derivatives		6	7
Other assets	7	224	204
Total current assets		4,015	4,565
Related party and other non-current receivables		355	336
Deferred tax assets		13	11
Property, plant and equipment		3,087	3,184
Intangible assets		10,071	10,192
Derivatives		331	99
Other assets	7	97	104
Total non-current assets		13,954	13,926
Total assets		17,969	18,491
Liabilities
Trade and other payables		1,205	1,205
Borrowings	12	1,404	977
Current tax liabilities		80	90
Derivatives		14	20
Employee benefits		192	212
Provisions		61	55
Total current liabilities		2,956	2,559
Non-current payables		42	44
Borrowings	12	11,609	12,785
Deferred tax liabilities		1,007	1,059
Employee benefits		1,498	1,176
Provisions		72	71
Total non-current liabilities		14,228	15,135
Total liabilities		17,184	17,694
Net assets		785	797
Equity
Share capital		1,664	1,664
Reserves		(2,178)	(1,996)
Retained profits		1,284	1,113
Equity attributable to equity holder of the Group		770	781
Non-controlling interests		15	16
Total equity		785	797

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2015)	1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,442	2,442	—	2,442
Remeasurement of defined benefit plans, net of income tax	—	—	196	—	196	—	196
Foreign currency translation reserve	—	(42)	—	—	(42)	—	(42)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(494)	196	2,442	2,144	—	2,144
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2015	1,664	(375)	(1,528)	1,239	1,000	18	1,018
Balance at the beginning of the period (January 1, 2016)	1,664	(439)	(1,557)	1,113	781	16	797
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	171	171	1	172
Remeasurement of defined benefit plans, net of income tax	—	—	(176)	—	(176)	—	(176)
Foreign currency translation reserve	—	(6)	—	—	(6)	—	(6)
Total comprehensive income (loss) for the period	—	(6)	(176)	171	(11)	1	(10)
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of June 30, 2016	1,664	(445)	(1,733)	1,284	770	15	785

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the six month period ended June 30,
(In $ million)	2016	2015
Cash flows from (used in) operating activities
Profit (loss)	172	2,442
Adjustments for:
Depreciation and amortization	353	345
Asset impairment charges, net of reversals	10	2
Foreign currency adjustments	1	1
Change in fair value of derivatives	(5)	(65)
(Gain) loss on sale or disposal of businesses and non-current assets	(5)	(2,926)
SIG disposal costs	—	(26)
Share of profit of associates and joint ventures, net of income tax	(1)	(8)
Net financial (income) expenses	355	1,087
Premium on extinguishment of borrowings	(68)	(226)
Interest paid	(551)	(643)
Income tax expense (benefit)	111	101
Income taxes paid, net of refunds received	(76)	(39)
Change in trade and other receivables	(88)	(97)
Change in inventories	(47)	25
Change in trade and other payables	61	(10)
Change in provisions and employee benefits	13	8
Change in other assets and liabilities	(3)	3
Net cash from (used in) operating activities	232	(26)
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(138)	(226)
Proceeds from sale of property, plant and equipment and other assets	1	4
Proceeds from insurance claims	—	26
Disposal of businesses, net of cash disposed(a)	(5)	4,145
Other	3	4
Net cash from (used in) investing activities	(139)	3,953
Cash flows from (used in) financing activities
Drawdown of borrowings	3,079	99
Repayment of borrowings	(3,819)	(4,126)
Payment of debt transaction costs	(45)	(15)
Other	(4)	(2)
Net cash from (used in) financing activities	(789)	(4,044)
Net increase (decrease) in cash and cash equivalents	(696)	(117)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,977	1,587
Cash and cash equivalents classified as assets held for sale at the beginning of the period	—	97
Effect of exchange rate fluctuations on cash and cash equivalents	(2)	(15)
Cash and cash equivalents at the end of the period	1,279	1,552

(a)	Refer to note 7 for further details related to the sale of SIG.

Significant non-cash financing and investing activities

In February 2015, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of June 30, 2016 and for the three and six month periods ended June 30, 2016 and June 30, 2015 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2015. The December 31, 2015 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2015, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on August 3, 2016 in Chicago, Illinois (August 4, 2016 in Auckland, New Zealand).

2.2    Comparative information

In the three month period ended June 30, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the period was a decrease of $11 million in the loss. The adjustment had no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2015.

Recently issued accounting pronouncements

There have been no material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2015.

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2015. In addition, refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
In connection with the goodwill impairment test for the year ended December 31, 2015, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2016.

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of June 30, 2016 are as follows:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of June 30, 2016*	16,718	2,104	3,822	6,823	3,969

As of December 31, 2015*	17,686	1,910	5,667	7,331	2,778

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of June 30, 2016 and December 31, 2015.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,078 million and $1,007 million as of June 30, 2016 and December 31, 2015, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of June 30, 2016 and December 31, 2015 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the six month period ended June 30, 2016. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Business segment reporting

	For the three month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	372	250	709	844	586	—	2,761
Total inter-segment revenue	30	5	33	129	—	(197)	—
Total segment revenue	402	255	742	973	586	(197)	2,761
Gross profit	82	50	226	184	97	1	640
Expenses and other income	(20)	(27)	(62)	(72)	(53)	(34)	(268)
Earnings before interest and tax (“EBIT”) from continuing operations	62	23	164	112	44	(33)	372
Financial income							15
Financial expenses							(437)
Profit (loss) from continuing operations before income tax							(50)
Income tax (expense) benefit							4
Profit (loss) from continuing operations							(46)

Earnings before interest and tax (“EBIT”) from continuing operations	62	23	164	112	44	(33)	372
Depreciation and amortization from continuing operations	14	17	21	57	68	—	177
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	76	40	185	169	112	(33)	549

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	76	40	185	169	112	(33)	549
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	—	2	2	—	4
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	6	—	—	6
Related party management fee	—	—	—	—	—	9	9
Restructuring costs, net of reversals	—	1	—	9	1	—	11
Unrealized (gain) loss on derivatives	(2)	—	(5)	(3)	—	—	(10)
Other	2	—	—	—	1	1	4
Adjusted EBITDA from continuing operations	76	41	180	183	116	(7)	589

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	742	465	1,325	1,611	1,158	—	5,301
Total inter-segment revenue	60	9	67	252	—	(388)	—
Total segment revenue	802	474	1,392	1,863	1,158	(388)	5,301
Gross profit	154	88	405	343	184	1	1,175
Expenses and other income	(41)	(54)	(123)	(149)	(108)	(67)	(542)
Earnings before interest and tax (“EBIT”) from continuing operations	113	34	282	194	76	(66)	633
Financial income							235
Financial expenses							(590)
Profit (loss) from continuing operations before income tax							278
Income tax (expense) benefit							(111)
Profit (loss) from continuing operations							167

Earnings before interest and tax (“EBIT”) from continuing operations	113	34	282	194	76	(66)	633
Depreciation and amortization from continuing operations	27	33	43	115	135	—	353
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	140	67	325	309	211	(66)	986

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	140	67	325	309	211	(66)	986
Included in EBITDA:
Asset impairment charges, net of reversals	—	2	—	3	5	—	10
Non-cash pension expense	—	—	—	—	—	33	33
Operational process engineering-related consultancy costs	—	—	—	11	—	—	11
Related party management fee	—	—	—	—	—	16	16
Restructuring costs, net of reversals	—	3	—	10	8	—	21
Unrealized (gain) loss on derivatives	(2)	—	(7)	2	—	—	(7)
Other	4	—	—	—	1	2	7
Adjusted EBITDA from continuing operations	142	72	318	335	225	(15)	1,077
Segment assets as of June 30, 2016 (excluding intercompany balances)	1,102	1,245	4,121	4,956	4,661	1,884	17,969
Segment liabilities as of June 30, 2016 (excluding intercompany balances)	389	278	737	1,135	1,089	13,556	17,184

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	387	267	718	906	635	—	2,913
Total inter-segment revenue	29	4	44	138	—	(215)	—
Total segment revenue	416	271	762	1,044	635	(215)	2,913
Gross profit	87	50	197	184	105	1	624
Expenses and other income	(18)	(20)	(55)	(26)	(53)	(26)	(198)
Earnings before interest and tax (“EBIT”) from continuing operations	69	30	142	158	52	(25)	426
Financial income							6
Financial expenses							(477)
Profit (loss) from continuing operations before income tax							(45)
Income tax (expense) benefit							(33)
Profit (loss) from continuing operations							(78)

Earnings before interest and tax (“EBIT”) from continuing operations	69	30	142	158	52	(25)	426
Depreciation and amortization from continuing operations	14	16	24	39	71	—	164
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	83	46	166	197	123	(25)	590

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	83	46	166	197	123	(25)	590
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	6	—	—	6
Unrealized (gain) loss on derivatives	(3)	(2)	(5)	(27)	—	—	(37)
Other	(3)	2	—	—	—	—	(1)
Adjusted EBITDA from continuing operations	77	46	161	176	123	(9)	574

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	769	510	1,324	1,707	1,290	—	5,600
Total inter-segment revenue	56	7	85	277	—	(425)	—
Total segment revenue	825	517	1,409	1,984	1,290	(425)	5,600
Gross profit	149	95	322	287	204	—	1,057
Expenses and other income	(39)	(45)	(100)	(52)	(108)	(55)	(399)
Earnings before interest and tax (“EBIT”) from continuing operations	110	50	222	235	96	(55)	658
Financial income							12
Financial expenses							(889)
Profit (loss) from continuing operations before income tax							(219)
Income tax (expense) benefit							(42)
Profit (loss) from continuing operations							(261)

Earnings before interest and tax (“EBIT”) from continuing operations	110	50	222	235	96	(55)	658
Depreciation and amortization from continuing operations	28	33	48	97	139	—	345
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	138	83	270	332	235	(55)	1,003

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	138	83	270	332	235	(55)	1,003
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	32	32
Operational process engineering-related consultancy costs	—	—	—	8	—	—	8
Unrealized (gain) loss on derivatives	(3)	(2)	(12)	(68)	—	—	(85)
Other	(3)	2	—	2	1	1	3
Adjusted EBITDA from continuing operations	132	83	258	274	236	(22)	961
Segment assets as of December 31, 2015 (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,470	18,491
Segment liabilities as of December 31, 2015 (excluding intercompany balances)	351	280	707	946	1,047	14,363	17,694

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Asset impairment charges, net of reversals	(4)	—	(10)	(2)
Net foreign currency exchange gains (losses)	(4)	—	(3)	2
Related party management fee (refer to note 14)	(9)	—	(16)	—
Unrealized gain (loss) on derivatives	10	37	5	91
Other	2	3	4	(9)
Net other income (expenses)	(5)	40	(20)	82

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group’s expectations of the financial performance of SIG at that time. Based upon the Group’s current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. As of June 30, 2016, $177 million (€159 million) is recorded as a receivable in other current assets in the statement of financial position.

On March 14, 2016, the Group received the draft earn-out statement in relation to the contingent consideration owed by the purchaser in respect of SIG’s financial performance for fiscal year 2015. According to the purchaser, no amount is payable. On April 20, 2016, the Group issued an earn-out notice, disputing the draft earn-out statement and seeking payment of the full €150 million in respect of SIG’s financial performance for fiscal year 2015. The parties have appointed an independent expert to resolve this matter. Initial written submissions to the expert have been made, with further submissions due in August 2016.

Further adverse changes in SIG’s actual financial performance compared to the Group’s current expectation will require an updated assessment of the expected receivable in relation to the 2016 earn-out. This may result in additional impairment to the recognized asset.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

The pre-tax gain on sale of SIG in the prior year is detailed below:

(In $ million)	For the six month period ended June 30, 2015
Cash proceeds received	4,230
Disposal costs	(3)
Net proceeds received	4,227

Contingent consideration receivable	183

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,476
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,928

The results of SIG have been presented as discontinued operations for all periods presented. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Results of discontinued operations
Revenue	—	—	—	334
Expenses	—	—	—	(501)
Profit (loss) before income tax	—	—	—	(167)
Income tax expense	—	—	—	(6)
Profit (loss) from discontinued operations prior to gain on disposal	—	—	—	(173)
Gain (loss) on remeasurement or disposal	(6)	10	5	2,928
Tax expense on disposal	—	—	—	(52)
Gain (loss) on remeasurement or disposal, net of tax	(6)	10	5	2,876
Profit (loss) from discontinued operations	(6)	10	5	2,703

Cash flows used in discontinued operations
Net cash used in operating activities			—	(11)
Net cash used in investing activities			—	(27)
Net cash used in discontinued operations			—	(38)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

8.    Financial income and expenses

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Interest income	2	—	3	1
Interest income on related party loans	5	6	9	11
Net gain in fair value of derivatives	—	—	213	—
Net foreign currency exchange gain	8	—	10	—
Financial income	15	6	235	12
Interest expense:
Securitization Facility	(2)	(2)	(4)	(4)
Credit Agreement	(28)	(28)	(56)	(54)
June 2016 Notes	(1)	—	(1)	—
September 2012 Senior Secured Notes	(46)	(46)	(93)	(93)
August 2011 Notes	(45)	(44)	(89)	(123)
February 2011 Notes	(37)	(37)	(75)	(75)
October 2010 Notes	(30)	(25)	(54)	(81)
May 2010 Senior Notes	(14)	(15)	(28)	(35)
2013 Senior Notes	(9)	(9)	(18)	(18)
2013 Senior Subordinated Notes	(9)	(9)	(18)	(18)
Pactiv 2017 Debentures	(6)	(6)	(12)	(12)
Pactiv 2018 Notes	(1)	(1)	(1)	(1)
Pactiv 2025 Debentures	(5)	(5)	(11)	(11)
Pactiv 2027 Debentures	(4)	(4)	(8)	(8)
Amortization of:
Transaction costs	(9)	(9)	(16)	(18)
Fair value adjustment of acquired notes	—	—	1	1
Embedded derivatives	2	3	4	5
Net loss in fair value of derivatives	(86)	(225)	—	(21)
Net foreign currency exchange loss	—	(12)	—	(12)
Loss on extinguishment of debt(a)(b)	(105)	—	(105)	(305)
Other	(2)	(3)	(6)	(6)
Financial expenses	(437)	(477)	(590)	(889)
Net financial income (expenses)	(422)	(471)	(355)	(877)

(a)
The 2016 loss on extinguishment of debt includes $71 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the June 2016 Notes (as defined in note 12), available cash and additional borrowings under the existing Securitization Facility. Also included is $34 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes. Refer to note 12 for details in relation to the issuance and repurchase of these notes.

(b)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

9.    Income tax

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Profit (loss) from continuing operations before income tax	(50)	(45)	278	(219)
Income tax using the New Zealand tax rate of 28%	14	12	(78)	61
Effect of tax rates in foreign jurisdictions	6	5	(18)	10
Non-deductible expenses and permanent differences	(13)	14	(5)	(1)
Withholding tax	(1)	(10)	(3)	(12)
Tax rate modifications	—	(1)	—	(1)
Write-off of deferred tax asset for losses previously recognized	—	(33)	—	(33)
Unrecognized tax losses and temporary differences	(2)	(17)	(8)	(65)
Tax uncertainties	—	(2)	1	—
Other	—	(1)	—	(1)
Total income tax (expense) benefit	4	(33)	(111)	(42)

The effective tax rates for the three and six month periods ended June 30, 2016 and 2015 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions.

In addition to the above amounts, for the three and six month periods ended June 30, 2016, the Group has recognized a tax benefit of $43 million and $105 million, respectively, directly in other comprehensive income (three and six month periods ended June 30, 2015: tax expense of $104 million and $117 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	110	111	219	221
General and administration expenses	2	3	5	6
Total depreciation expense	112	114	224	227

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	11	11	21	21
General and administration expenses	54	39	108	97
Total amortization expense	65	50	129	118

Amortization expense includes an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

11.    Inventories

(In $ million)	As of June 30, 2016	As of December 31, 2015
Raw materials and consumables	323	326
Work in progress	149	149
Finished goods	709	657
Engineering and maintenance materials	153	149
Provision against inventories	(20)	(19)
Total inventories	1,314	1,262

During the three and six month periods ended June 30, 2016, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $2.3 billion, respectively (three and six month periods ended June 30, 2015: $1.3 billion and $2.6 billion, respectively).

During the three and six month periods ended June 30, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled zero and approximately $0.2 billion, respectively.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

12.    Borrowings

As of June 30, 2016, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below:

(In $ million)	As of June 30, 2016	As of December 31, 2015
Securitization Facility(a)	459	316
Credit Agreement(b)	2,453	2,448
June 2016 Senior Secured Notes(c)	1,350	—
June 2016 Senior Secured Floating Rate Notes(c)	750	—
June 2016 Senior Notes(c)	800	—
September 2012 Senior Secured Notes(c)	3,237	3,237
February 2012 Senior Notes(c)	1	9
August 2011 Senior Secured Notes(c)	—	626
August 2011 Senior Notes(c)	589	1,272
February 2011 Senior Secured Notes(c)	995	995
February 2011 Senior Notes(c)	995	995
October 2010 Senior Secured Notes(c)	—	592
October 2010 Senior Notes(c)	—	613
May 2010 Senior Notes(c)	—	670
2013 Senior Notes(d)	642	642
2013 Senior Subordinated Notes(d)	—	590
Pactiv 2017 Debentures(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Debentures(e)	276	276
Pactiv 2027 Debentures(e)	200	200
Related party borrowings	1	1
Other borrowings(f)	24	46
Total principal amount of borrowings	13,088	13,844
Transaction costs	(119)	(122)
Embedded derivatives	48	43
Fair value adjustment at acquisition	(4)	(3)
Carrying value	13,013	13,762

Current borrowings	1,404	977
Non-current borrowings	11,609	12,785
Total borrowings	13,013	13,762

(a)        Securitization Facility

The terms of a receivables loan and security agreement (the "Securitization Facility") are unchanged from December 31, 2015. During the six month period ended June 30, 2016, interest was charged at a rate between 2.35% to 2.47%.
(b)         Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of June 30, 2016 (in million)	Applicable interest rate as of June 30, 2016
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	64	—
European Revolving Loans	€	December 27, 2018	54	1	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On February 25, 2015, the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. No excess cash flow prepayments are due in 2016. Future quarterly amortization payments are reduced by any excess cash flow amounts. The next scheduled quarterly amortization payment is due September 30, 2017.

There have been no changes to the terms of the Credit Agreement since December 31, 2015. Refer to note 16 for details of the proposed Credit Agreement amendment.

(c)        Reynolds Notes

The Group’s borrowings as of June 30, 2016 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the “Reynolds Notes Issuers”) are defined and summarized below:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Interest payment dates
June 2016 Senior Secured Notes	June 27, 2016	1,350	5.125%	July 15, 2023	January 15 and July 15; commencing January 15, 2017
June 2016 Senior Secured Floating Rate Notes(1)	June 27, 2016	750	3-month U.S. LIBOR + 3.500%	July 15, 2021	January 15, April 15, July 15 and October 15; commencing October 15, 2016
June 2016 Senior Notes	June 27, 2016	800	7.000%	July 15, 2024	January 15 and July 15; commencing January 15, 2017
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	1	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	589	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
(1)    The June 2016 Senior Secured Floating Rate Notes were issued at an issue price of 99%.

The June 2016 Senior Secured Notes, the June 2016 Senior Secured Floating Rate Notes and the June 2016 Senior Notes are collectively defined as the “June 2016 Notes.” The August 2011 Senior Secured Notes (as defined below) and the August 2011 Senior Notes are collectively defined as the “August 2011 Notes.” The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the “February 2011 Notes.” The October 2010 Senior Secured Notes (as defined below) and the October 2010 Senior Notes (as defined below) are collectively defined as the “October 2010 Notes.”

As used herein, “Reynolds Notes” refers to the June 2016 Notes, the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes (as defined below).

As used herein, “Reynolds Senior Secured Notes” refers to the June 2016 Senior Secured Notes, the June 2016 Senior Secured Floating Rate Notes, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes.

On June 27, 2016, the Group repurchased the following aggregate principal amounts pursuant to tender offers for certain of the Reynolds Notes:

•	$408 million of 7.875% senior secured notes due August 15, 2019 (the “August 2011 Senior Secured Notes”);

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

•	$340 million of 7.125% senior secured notes due April 15, 2019 (the “October 2010 Senior Secured Notes”);

•	$589 million of 9.000% senior notes due April 15, 2019 (the “October 2010 Senior Notes”);

•	$663 million of 8.500% senior notes due May 15, 2018 (the “May 2010 Senior Notes”); and

•	$691 million of the August 2011 Senior Notes and the February 2012 Senior Notes.
The tender offers subsequently closed on July 12, 2016. No further notes were repurchased in the period between June 27, 2016 and July 12, 2016.
Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the Reynolds Notes referred to below and the relevant indentures:

•	$218 million of August 2011 Senior Secured Notes to be redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus interest until the redemption date;

•	$252 million of October 2010 Senior Secured Notes to be redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date;

•	$24 million of October 2010 Senior Notes to be redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date; and

•	$7 million of May 2010 Senior Notes to be redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date.
On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).
On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.
Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.
Refer to note 16 for details in relation to the issuance of additional June 2016 Senior Secured Notes subsequent to June 30, 2016.
Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”) (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the June 2016 Notes are substantively consistent with the other series of Reynolds Notes (except for the February 2012 Senior Notes) which are unchanged from December 31, 2015.

The June 2016 Notes are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)         2013 Notes

As of June 30, 2016, the Group had outstanding the following notes (defined below, and together with the 2013 Senior Subordinated Notes defined below, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned indirect subsidiary of the Company:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15

On June 27, 2016, the Group repurchased $538 million aggregate principal amount of 6.000% senior subordinated notes due June 15, 2017 (the “2013 Senior Subordinated Notes”) pursuant to a tender offer for the 2013 Senior Subordinated Notes. Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the indenture for the remaining $52 million of 2013 Senior Subordinated Notes to be redeemed on July 27, 2016 at a redemption price of 100% of the principal thereof, plus interest until the redemption date.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

The guarantee arrangements, indenture restrictions, early redemption options and change in control provisions for the 2013 Senior Notes are unchanged from December 31, 2015.

(e)    Pactiv Notes

As of June 30, 2016, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Debentures	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Debentures	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Debentures	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2015.

(f)    Other borrowings

As of June 30, 2016, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Senior Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of June 30, 2016, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of June 30, 2016 also included finance lease obligations of $24 million (December 31, 2015: $25 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group’s related party relationships, balances and transactions as of and for the three and six month periods ended June 30, 2016 is consistent with the information presented in note 22 of the Group’s annual consolidated financial statements for the year ended December 31, 2015.

14.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. The Group has accrued $16 million in 2016 in respect of an expected Management Fee related to the year ending December 31, 2016 and $30 million in 2015 in respect of an expected Management Fee related to the year ended December 31, 2015. Additionally, no Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2016, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
On June 2, 2016, UCI Holdings Limited (“UCI”) and certain of its affiliates filed a voluntary petition under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the District of Delaware. As a result of the Group being a member of a controlled group that includes UCI, the Group could become liable for the obligations under the three defined benefit pension plans sponsored by UCI. As of December 31, 2015, the plans were underfunded by an aggregate amount of approximately $66 million.

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation, legal proceedings and tax examinations. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

15.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

(1)
The condensed consolidating statements of financial position as of June 30, 2016 and December 31, 2015 and the related statements of comprehensive income for the three and six month periods ended June 30, 2016 and 2015 and cash flows for the six month periods ended June 30, 2016 and 2015 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and six month periods ended June 30, 2016 and 2015, the condensed consolidating statements of cash flows for the six month periods ended June 30, 2016 and 2015, and the condensed consolidating statements of financial position as of June 30, 2016 and December 31, 2015 reflect the current guarantor structure of the Group.

In conjunction with the issuance of the June 2016 Notes, certain entities that were previously guarantors of the Reynolds Notes were released as guarantors. Comparative information has been revised to reflect the new guarantor structure that resulted from this transaction.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2015 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,417	394	(50)	2,761
Cost of sales	—	—	(1,845)	(326)	50	(2,121)
Gross profit	—	—	572	68	—	640
Net other income (expenses) and share of equity method earnings, net of income tax	(51)	—	(82)	(6)	134	(5)
Selling, marketing and distribution expenses	—	—	(60)	(9)	—	(69)
General and administration expenses	—	—	(174)	(20)	—	(194)
Profit (loss) from operating activities	(51)	—	256	33	134	372
Financial income	5	178	16	17	(201)	15
Financial expenses	—	(363)	(268)	(7)	201	(437)
Net financial income (expenses)	5	(185)	(252)	10	—	(422)
Profit (loss) from continuing operations before income tax	(46)	(185)	4	43	134	(50)
Income tax (expense) benefit	(1)	60	(45)	(10)	—	4
Profit (loss) from continuing operations	(47)	(125)	(41)	33	134	(46)
Profit (loss) from discontinued operations, net of income tax	(6)	—	(6)	—	6	(6)
Profit (loss) for the period	(53)	(125)	(47)	33	140	(52)
Total other comprehensive income (loss) for the period, net of income tax	(88)	—	(95)	(25)	120	(88)
Total comprehensive income (loss) for the period	(141)	(125)	(142)	8	260	(140)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(47)	(125)	(41)	32	134	(47)
Equity holder of the Group - discontinued operations	(6)	—	(6)	—	6	(6)
Non-controlling interests	—	—	—	1	—	1
	(53)	(125)	(47)	33	140	(52)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(135)	(125)	(136)	7	254	(135)
Equity holder of the Group - discontinued operations	(6)	—	(6)	—	6	(6)
Non-controlling interests	—	—	—	1	—	1
	(141)	(125)	(142)	8	260	(140)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of comprehensive income

	For the six month period ended June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,661	739	(99)	5,301
Cost of sales	—	—	(3,605)	(620)	99	(4,126)
Gross profit	—	—	1,056	119	—	1,175
Net other income (expenses) and share of equity method earnings, net of income tax	160	—	138	(14)	(304)	(20)
Selling, marketing and distribution expenses	—	—	(116)	(16)	—	(132)
General and administration expenses	—	—	(352)	(38)	—	(390)
Profit (loss) from operating activities	160	—	726	51	(304)	633
Financial income	9	570	20	32	(396)	235
Financial expenses	—	(448)	(527)	(11)	396	(590)
Net financial income (expenses)	9	122	(507)	21	—	(355)
Profit (loss) from continuing operations before income tax	169	122	219	72	(304)	278
Income tax (expense) benefit	(3)	(52)	(43)	(13)	—	(111)
Profit (loss) from continuing operations	166	70	176	59	(304)	167
Profit (loss) from discontinued operations, net of income tax	5	—	5	—	(5)	5
Profit (loss) for the period	171	70	181	59	(309)	172
Total other comprehensive income (loss) for the period, net of income tax	(182)	—	(191)	(8)	199	(182)
Total comprehensive income (loss) for the period	(11)	70	(10)	51	(110)	(10)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	166	70	176	58	(304)	166
Equity holder of the Group - discontinued operations	5	—	5	—	(5)	5
Non-controlling interests	—	—	—	1	—	1
	171	70	181	59	(309)	172

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(16)	70	(15)	50	(105)	(16)
Equity holder of the Group - discontinued operations	5	—	5	—	(5)	5
Non-controlling interests	—	—	—	1	—	1
	(11)	70	(10)	51	(110)	(10)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of financial position

	Balance as of June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	2	1,022	255	—	1,279
Trade and other receivables, net	—	—	153	1,012	—	1,165
Inventories	—	—	1,139	175	—	1,314
Inter-group receivables	—	222	20	1	(243)	—
Assets held for sale	—	—	2	—	—	2
Other assets	—	—	236	19	—	255
Total current assets	—	224	2,572	1,462	(243)	4,015
Investments in subsidiaries	518	—	1,143	—	(1,661)	—
Property, plant and equipment	—	—	2,644	443	—	3,087
Intangible assets	—	—	9,613	458	—	10,071
Inter-group receivables	—	8,563	929	109	(9,601)	—
Other assets	327	331	89	49	—	796
Total non-current assets	845	8,894	14,418	1,059	(11,262)	13,954
Total assets	845	9,118	16,990	2,521	(11,505)	17,969
Liabilities
Trade and other payables	70	123	789	223	—	1,205
Borrowings	1	—	944	459	—	1,404
Inter-group payables	—	—	223	20	(243)	—
Other liabilities	4	—	297	46	—	347
Total current liabilities	75	123	2,253	748	(243)	2,956
Borrowings	—	8,649	2,958	2	—	11,609
Inter-group liabilities	—	206	8,851	544	(9,601)	—
Other liabilities	—	100	2,410	109	—	2,619
Total non-current liabilities	—	8,955	14,219	655	(9,601)	14,228
Total liabilities	75	9,078	16,472	1,403	(9,844)	17,184
Net assets	770	40	518	1,118	(1,661)	785
Equity
Equity attributable to equity holder of the Group	770	40	518	1,103	(1,661)	770
Non-controlling interests	—	—	—	15	—	15
Total equity	770	40	518	1,118	(1,661)	785

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(1)	(485)	409	35	274	232

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(122)	(16)	—	(138)
Proceeds from sale of property, plant and equipment and other assets	—	—	1	—	—	1
Disposal of businesses, net of cash disposed	—	—	(5)	—	—	(5)
Net related party (advances) repayments	—	477	28	2	(507)	—
Related party interest received	—	271	3	—	(274)	—
Other	—	—	2	1	—	3
Net cash from (used in) investing activities	—	748	(93)	(13)	(781)	(139)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	2,893	—	186	—	3,079
Repayment of borrowings	—	(3,186)	(590)	(43)	—	(3,819)
Net related party borrowings (repayments)	—	63	(479)	(91)	507	—
Payment of debt transaction costs	—	(31)	(14)	—	—	(45)
Other	—	—	(3)	(1)	—	(4)
Net cash from (used in) financing activities	—	(261)	(1,086)	51	507	(789)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,536	435	(58)	2,913
Cost of sales	—	—	(1,982)	(365)	58	(2,289)
Gross profit	—	—	554	70	—	624
Net other income (expenses) and share of equity method earnings, net of income tax	(73)	—	(39)	(5)	157	40
Selling, marketing and distribution expenses	—	—	(51)	(10)	—	(61)
General and administration expenses	—	—	(158)	(19)	—	(177)
Profit (loss) from operating activities	(73)	—	306	36	157	426
Financial income	5	201	4	20	(224)	6
Financial expenses	(11)	(397)	(283)	(10)	224	(477)
Net financial income (expenses)	(6)	(196)	(279)	10	—	(471)
Profit (loss) from continuing operations before income tax	(79)	(196)	27	46	157	(45)
Income tax (expense) benefit	1	77	(100)	(11)	—	(33)
Profit (loss) from continuing operations	(78)	(119)	(73)	35	157	(78)
Profit (loss) from discontinued operations, net of income tax	10	—	10	—	(10)	10
Profit (loss) for the period	(68)	(119)	(63)	35	147	(68)
Total other comprehensive income (loss) for the period, net of income tax	156	—	175	11	(186)	156
Total comprehensive income (loss) for the period	88	(119)	112	46	(39)	88

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(78)	(119)	(73)	35	157	(78)
Equity holder of the Group - discontinued operations	10	—	10	—	(10)	10
Non-controlling interests	—	—	—	—	—	—
	(68)	(119)	(63)	35	147	(68)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	78	(119)	102	46	(29)	78
Equity holder of the Group - discontinued operations	10	—	10	—	(10)	10
Non-controlling interests	—	—	—	—	—	—
	88	(119)	112	46	(39)	88

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of comprehensive income

	For the six month period ended June 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,875	842	(117)	5,600
Cost of sales	—	—	(3,945)	(715)	117	(4,543)
Gross profit	—	—	930	127	—	1,057
Net other income (expenses) and share of equity method earnings, net of income tax	(261)	—	142	(8)	209	82
Selling, marketing and distribution expenses	—	—	(96)	(17)	—	(113)
General and administration expenses	—	—	(328)	(40)	—	(368)
Profit (loss) from operating activities	(261)	—	648	62	209	658
Financial income	11	717	8	36	(760)	12
Financial expenses	(11)	(710)	(911)	(17)	760	(889)
Net financial income (expenses)	—	7	(903)	19	—	(877)
Profit (loss) from continuing operations before income tax	(261)	7	(255)	81	209	(219)
Income tax (expense) benefit	—	(16)	(6)	(20)	—	(42)
Profit (loss) from continuing operations	(261)	(9)	(261)	61	209	(261)
Profit (loss) from discontinued operations, net of income tax	2,703	—	2,703	4	(2,707)	2,703
Profit (loss) for the period	2,442	(9)	2,442	65	(2,498)	2,442
Total other comprehensive income (loss) for the period, net of income tax	(298)	—	(276)	(50)	326	(298)
Total comprehensive income (loss) for the period	2,144	(9)	2,166	15	(2,172)	2,144

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(261)	(9)	(261)	61	209	(261)
Equity holder of the Group - discontinued operations	2,703	—	2,703	4	(2,707)	2,703
Non-controlling interests	—	—	—	—	—	—
	2,442	(9)	2,442	65	(2,498)	2,442

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(138)	(9)	(116)	19	106	(138)
Equity holder of the Group - discontinued operations	2,282	—	2,282	(4)	(2,278)	2,282
Non-controlling interests	—	—	—	—	—	—
	2,144	(9)	2,166	15	(2,172)	2,144

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of financial position

	Balance as of December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	1	—	1,793	183	—	1,977
Trade and other receivables, net	5	—	149	941	—	1,095
Inventories	—	—	1,081	181	—	1,262
Inter-group receivables	—	223	17	1	(241)	—
Assets held for sale	—	—	1	—	—	1
Other assets	—	—	212	18	—	230
Total current assets	6	223	3,253	1,324	(241)	4,565
Investments in subsidiaries	529	—	1,047	—	(1,576)	—
Property, plant and equipment	—	—	2,724	460	—	3,184
Intangible assets	—	—	9,725	467	—	10,192
Inter-group receivables	—	8,954	903	140	(9,997)	—
Other assets	307	99	95	49	—	550
Total non-current assets	836	9,053	14,494	1,116	(11,573)	13,926
Total assets	842	9,276	17,747	2,440	(11,814)	18,491
Liabilities
Trade and other payables	53	188	754	210	—	1,205
Borrowings	1	—	642	334	—	977
Inter-group payables	—	—	224	17	(241)	—
Other liabilities	7	—	323	47	—	377
Total current liabilities	61	188	1,943	608	(241)	2,559
Borrowings	—	8,938	3,845	2	—	12,785
Inter-group liabilities	—	132	9,245	620	(9,997)	—
Other liabilities	—	48	2,185	117	—	2,350
Total non-current liabilities	—	9,118	15,275	739	(9,997)	15,135
Total liabilities	61	9,306	17,218	1,347	(10,238)	17,694
Net assets	781	(30)	529	1,093	(1,576)	797
Equity
Equity (deficit) attributable to equity holder of the Group	781	(30)	529	1,077	(1,576)	781
Non-controlling interests	—	—	—	16	—	16
Total equity	781	(30)	529	1,093	(1,576)	797

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(466)	23	(71)	488	(26)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(187)	(39)	—	(226)
Proceeds from sale of property, plant and equipment and other assets	—	—	4	—	—	4
Proceeds from insurance claims	—	—	26	—	—	26
Disposal of businesses, net of cash disposed	—	—	4,165	(20)	—	4,145
Net related party (advances) repayments	—	4,011	69	19	(4,099)	—
Related party interest received	—	482	3	3	(488)	—
Other	—	—	3	1	—	4
Net cash from (used in) investing activities	—	4,493	4,083	(36)	(4,587)	3,953

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	99	—	99
Repayment of borrowings	—	(3,982)	(72)	(72)	—	(4,126)
Net related party borrowings (repayments)	—	(45)	(4,032)	(22)	4,099	—
Payment of debt transaction costs	—	—	(15)	—	—	(15)
Other	—	—	—	(2)	—	(2)
Net cash from (used in) financing activities	—	(4,027)	(4,119)	3	4,099	(4,044)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2016

16.    Subsequent events

On July 14, 2016, the Group announced a proposed amendment to the Credit Agreement. The proposed amendment, among other things, is expected to reduce the pricing, extend the maturity, create a $400 million revolving facility tranche and make certain other changes to the covenants contained in the Credit Agreement. The Credit Agreement amendment is expected to close on August 5, 2016.

On July 29, 2016, the Group entered into an interest rate swap derivative, removing the interest rate risk on the June 2016 Senior Secured Floating Rate Notes.

On August 1, 2016, the Group issued an additional $250 million aggregate principal amount of June 2016 Senior Secured Notes at an issue price of 103.500%. The Group intends to use the net proceeds, together with the proceeds from the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the existing Credit Agreement and to pay transaction costs.

Other than as disclosed herein, there have been no events subsequent to June 30, 2016 which would require accrual or disclosure in these interim unaudited consolidated financial statements.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three and six month periods ended
June 30, 2016 and June 30, 2015

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2016	2015	2016	2015
Revenue		2,761	2,913	5,301	5,600
Cost of sales		(2,121)	(2,289)	(4,126)	(4,543)
Gross profit		640	624	1,175	1,057
Selling, marketing and distribution expenses		(69)	(61)	(132)	(113)
General and administration expenses		(194)	(177)	(390)	(368)
Net other income (expenses)	6	4	40	(4)	82
Profit from operating activities		381	426	649	658
Financial income	8	10	2	226	3
Financial expenses	8	(437)	(467)	(590)	(880)
Net financial income (expenses)		(427)	(465)	(364)	(877)
Profit (loss) from continuing operations before income tax		(46)	(39)	285	(219)
Income tax (expense) benefit	9	5	(34)	(108)	(42)
Profit (loss) from continuing operations		(41)	(73)	177	(261)
Profit (loss) from discontinued operations, net of income tax	7	(6)	10	5	2,703
Profit (loss) for the period		(47)	(63)	182	2,442
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(23)	2	(15)	(13)
Reclassification from foreign currency translation reserve		—	—	—	(452)
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(72)	173	(176)	196
Total other comprehensive income (loss), net of income tax		(95)	175	(191)	(269)
Total comprehensive income (loss)		(142)	112	(9)	2,173
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(42)	(73)	176	(261)
Equity holder of the Group - discontinued operations		(6)	10	5	2,703
Non-controlling interests		1	—	1	—
		(47)	(63)	182	2,442
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(137)	102	(15)	(109)
Equity holder of the Group - discontinued operations		(6)	10	5	2,282
Non-controlling interests		1	—	1	—
		(142)	112	(9)	2,173

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of June 30, 2016	As of December 31, 2015
Assets
Cash and cash equivalents		1,279	1,976
Trade and other receivables, net		1,165	1,089
Inventories	11	1,314	1,262
Current tax assets		25	19
Assets held for sale		2	1
Derivatives		6	7
Other assets	7	224	204
Total current assets		4,015	4,558
Related party and other non-current receivables		28	29
Deferred tax assets		13	11
Property, plant and equipment		3,087	3,184
Intangible assets		10,071	10,192
Derivatives		331	99
Other assets	7	97	104
Total non-current assets		13,627	13,619
Total assets		17,642	18,177
Liabilities
Trade and other payables		1,135	1,152
Borrowings	12	1,403	976
Current tax liabilities		76	83
Derivatives		14	20
Employee benefits		192	212
Provisions		61	55
Total current liabilities		2,881	2,498
Non-current payables		42	44
Borrowings	12	11,609	12,785
Deferred tax liabilities		1,007	1,059
Employee benefits		1,498	1,176
Provisions		72	71
Total non-current liabilities		14,228	15,135
Total liabilities		17,109	17,633
Net assets		533	544
Equity
Share capital		2,188	2,188
Reserves		(2,210)	(2,019)
Retained profits		540	359
Equity attributable to equity holder of the Group		518	528
Non-controlling interests		15	16
Total equity		533	544

The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2015)	2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,442	2,442	—	2,442
Remeasurement of defined benefit plans, net of income tax	—	—	196	—	196	—	196
Foreign currency translation reserve	—	(13)	—	—	(13)	—	(13)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(465)	196	2,442	2,173	—	2,173
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2015	2,311	(391)	(1,528)	423	815	18	833
Balance at the beginning of the period (January 1, 2016)	2,188	(462)	(1,557)	359	528	16	544
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	181	181	1	182
Remeasurement of defined benefit plans, net of income tax	—	—	(176)	—	(176)	—	(176)
Foreign currency translation reserve	—	(15)	—	—	(15)	—	(15)
Total comprehensive income (loss) for the period	—	(15)	(176)	181	(10)	1	(9)
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of June 30, 2016	2,188	(477)	(1,733)	540	518	15	533

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed combined statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the six month period ended June 30,
(In $ million)	2016	2015
Cash flows from (used in) operating activities
Profit (loss)	182	2,442
Adjustments for:
Depreciation and amortization	353	345
Asset impairment charges, net of reversals	10	2
Foreign currency adjustments	1	1
Change in fair value of derivatives	(5)	(65)
(Gain) loss on sale or disposal of businesses and non-current assets	(5)	(2,926)
SIG disposal costs	—	(26)
Share of profit of associates and joint ventures, net of income tax	(1)	(8)
Net financial (income) expenses	364	1,087
Premium on extinguishment of borrowings	(68)	(226)
Interest paid	(551)	(643)
Income tax expense (benefit)	108	101
Income taxes paid, net of refunds received	(75)	(39)
Change in trade and other receivables	(88)	(97)
Change in inventories	(47)	25
Change in trade and other payables	45	(10)
Change in provisions and employee benefits	13	8
Change in other assets and liabilities	(3)	3
Net cash from (used in) operating activities	233	(26)
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(138)	(226)
Proceeds from sale of property, plant and equipment and other assets	1	4
Proceeds from insurance claims	—	26
Disposal of businesses, net of cash disposed(a)	(5)	4,145
Other	3	4
Net cash from (used in) investing activities	(139)	3,953
Cash flows from (used in) financing activities
Drawdown of borrowings	3,079	99
Repayment of borrowings	(3,819)	(4,126)
Payment of debt transaction costs	(45)	(15)
Other	(4)	(2)
Net cash from (used in) financing activities	(789)	(4,044)
Net increase (decrease) in cash and cash equivalents	(695)	(117)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,976	1,587
Cash and cash equivalents classified as assets held for sale at the beginning of the period	—	97
Effect of exchange rate fluctuations on cash and cash equivalents	(2)	(15)
Cash and cash equivalents at the end of the period	1,279	1,552

(a)	Refer to note 7 for further details related to the sale of SIG.

Significant non-cash financing and investing activities

In February 2015, RGHL and the Group amended their credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”) are domiciled in Luxembourg and registered in the Luxembourg “Registre de Commerce et des Sociétés.”

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the “Group”) as of June 30, 2016 and for the three and six month periods ended June 30, 2016 and June 30, 2015 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2015. The December 31, 2015 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2015, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed combined financial statements were approved by the Boards of Management of BP I and BP II (the “Directors”) on August 4, 2016 in Munsbach, Luxembourg (August 4, 2016 in Auckland, New Zealand).

2.2    Comparative information

In the three month period ended June 30, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the period was a decrease of $11 million in the loss. The adjustment had no impact on Adjusted EBITDA or the combined statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual combined financial statements.

2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in the annual combined financial statements for the year ended December 31, 2015.

Recently issued accounting pronouncements

There have been no material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2015.

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2015. In addition, refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
In connection with the goodwill impairment test for the year ended December 31, 2015, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2016.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of June 30, 2016 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of June 30, 2016*	16,717	2,103	3,822	6,823	3,969

As of December 31, 2015*	17,685	1,909	5,667	7,331	2,778

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of June 30, 2016 and December 31, 2015.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,008 million and $954 million as of June 30, 2016 and December 31, 2015, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of June 30, 2016 and December 31, 2015 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the six month period ended June 30, 2016. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

Business segment reporting

	For the three month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	372	250	709	844	586	—	2,761
Total inter-segment revenue	30	5	33	129	—	(197)	—
Total segment revenue	402	255	742	973	586	(197)	2,761
Gross profit	82	50	226	184	97	1	640
Expenses and other income	(20)	(27)	(62)	(72)	(53)	(25)	(259)
Earnings before interest and tax (“EBIT”) from continuing operations	62	23	164	112	44	(24)	381
Financial income							10
Financial expenses							(437)
Profit (loss) from continuing operations before income tax							(46)
Income tax (expense) benefit							5
Profit (loss) from continuing operations							(41)

Earnings before interest and tax (“EBIT”) from continuing operations	62	23	164	112	44	(24)	381
Depreciation and amortization from continuing operations	14	17	21	57	68	—	177
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	76	40	185	169	112	(24)	558

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	76	40	185	169	112	(24)	558
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	—	2	2	—	4
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	6	—	—	6
Restructuring costs, net of reversals	—	1	—	9	1	—	11
Unrealized (gain) loss on derivatives	(2)	—	(5)	(3)	—	—	(10)
Other	2	—	—	—	1	1	4
Adjusted EBITDA from continuing operations	76	41	180	183	116	(7)	589

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	742	465	1,325	1,611	1,158	—	5,301
Total inter-segment revenue	60	9	67	252	—	(388)	—
Total segment revenue	802	474	1,392	1,863	1,158	(388)	5,301
Gross profit	154	88	405	343	184	1	1,175
Expenses and other income	(41)	(54)	(123)	(149)	(108)	(51)	(526)
Earnings before interest and tax (“EBIT”) from continuing operations	113	34	282	194	76	(50)	649
Financial income							226
Financial expenses							(590)
Profit (loss) from continuing operations before income tax							285
Income tax (expense) benefit							(108)
Profit (loss) from continuing operations							177

Earnings before interest and tax (“EBIT”) from continuing operations	113	34	282	194	76	(50)	649
Depreciation and amortization from continuing operations	27	33	43	115	135	—	353
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	140	67	325	309	211	(50)	1,002

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	140	67	325	309	211	(50)	1,002
Included in EBITDA:
Asset impairment charges, net of reversals	—	2	—	3	5	—	10
Non-cash pension expense	—	—	—	—	—	33	33
Operational process engineering-related consultancy costs	—	—	—	11	—	—	11
Restructuring costs, net of reversals	—	3	—	10	8	—	21
Unrealized (gain) loss on derivatives	(2)	—	(7)	2	—	—	(7)
Other	4	—	—	—	1	2	7
Adjusted EBITDA from continuing operations	142	72	318	335	225	(15)	1,077
Segment assets as of June 30, 2016 (excluding intercompany balances)	1,102	1,245	4,121	4,956	4,661	1,557	17,642
Segment liabilities as of June 30, 2016 (excluding intercompany balances)	389	278	737	1,135	1,089	13,481	17,109

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	387	267	718	906	635	—	2,913
Total inter-segment revenue	29	4	44	138	—	(215)	—
Total segment revenue	416	271	762	1,044	635	(215)	2,913
Gross profit	87	50	197	184	105	1	624
Expenses and other income	(18)	(20)	(55)	(26)	(53)	(26)	(198)
Earnings before interest and tax (“EBIT”) from continuing operations	69	30	142	158	52	(25)	426
Financial income							2
Financial expenses							(467)
Profit (loss) from continuing operations before income tax							(39)
Income tax (expense) benefit							(34)
Profit (loss) from continuing operations							(73)

Earnings before interest and tax (“EBIT”) from continuing operations	69	30	142	158	52	(25)	426
Depreciation and amortization from continuing operations	14	16	24	39	71	—	164
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	83	46	166	197	123	(25)	590

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	83	46	166	197	123	(25)	590
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	6	—	—	6
Unrealized (gain) loss on derivatives	(3)	(2)	(5)	(27)	—	—	(37)
Other	(3)	2	—	—	—	—	(1)
Adjusted EBITDA from continuing operations	77	46	161	176	123	(9)	574

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	769	510	1,324	1,707	1,290	—	5,600
Total inter-segment revenue	56	7	85	277	—	(425)	—
Total segment revenue	825	517	1,409	1,984	1,290	(425)	5,600
Gross profit	149	95	322	287	204	—	1,057
Expenses and other income	(39)	(45)	(100)	(52)	(108)	(55)	(399)
Earnings before interest and tax (“EBIT”) from continuing operations	110	50	222	235	96	(55)	658
Financial income							3
Financial expenses							(880)
Profit (loss) from continuing operations before income tax							(219)
Income tax (expense) benefit							(42)
Profit (loss) from continuing operations							(261)

Earnings before interest and tax (“EBIT”) from continuing operations	110	50	222	235	96	(55)	658
Depreciation and amortization from continuing operations	28	33	48	97	139	—	345
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	138	83	270	332	235	(55)	1,003

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the six month period ended June 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	138	83	270	332	235	(55)	1,003
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	32	32
Operational process engineering-related consultancy costs	—	—	—	8	—	—	8
Unrealized (gain) loss on derivatives	(3)	(2)	(12)	(68)	—	—	(85)
Other	(3)	2	—	2	1	1	3
Adjusted EBITDA from continuing operations	132	83	258	274	236	(22)	961
Segment assets as of December 31, 2015 (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,156	18,177
Segment liabilities as of December 31, 2015 (excluding intercompany balances)	351	280	707	946	1,047	14,302	17,633

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Asset impairment charges, net of reversals	(4)	—	(10)	(2)
Net foreign currency exchange gains (losses)	(4)	—	(3)	2
Unrealized gain (loss) on derivatives	10	37	5	91
Other	2	3	4	(9)
Net other income (expenses)	4	40	(4)	82

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group’s expectations of the financial performance of SIG at that time. Based upon the Group’s current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. As of June 30, 2016, $177 million (€159 million) is recorded as a receivable in other current assets in the statement of financial position.

On March 14, 2016, the Group received the draft earn-out statement in relation to the contingent consideration owed by the purchaser in respect of SIG’s financial performance for fiscal year 2015. According to the purchaser, no amount is payable. On April 20, 2016, the Group issued an earn-out notice, disputing the draft earn-out statement and seeking payment of the full €150 million in respect of SIG’s financial performance for fiscal year 2015. The parties have appointed an independent expert to resolve this matter. Initial written submissions to the expert have been made, with further submissions due in August 2016.

Further adverse changes in SIG’s actual financial performance compared to the Group’s current expectation will require an updated assessment of the expected receivable in relation to the 2016 earn-out. This may result in additional impairment to the recognized asset.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

The pre-tax gain on sale of SIG in the prior year is detailed below:

(In $ million)	For the six month period ended June 30, 2015
Cash proceeds received	4,230
Disposal costs	(3)
Net proceeds received	4,227

Contingent consideration receivable	183

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,476
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,928

The results of SIG have been presented as discontinued operations for all periods presented. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Results of discontinued operations
Revenue	—	—	—	334
Expenses	—	—	—	(501)
Profit (loss) before income tax	—	—	—	(167)
Income tax expense	—	—	—	(6)
Profit (loss) from discontinued operations prior to gain on disposal	—	—	—	(173)
Gain (loss) on remeasurement or disposal	(6)	10	5	2,928
Tax expense on disposal	—	—	—	(52)
Gain (loss) on remeasurement or disposal, net of tax	(6)	10	5	2,876
Profit (loss) from discontinued operations	(6)	10	5	2,703

Cash flows used in discontinued operations
Net cash used in operating activities			—	(11)
Net cash used in investing activities			—	(27)
Net cash used in discontinued operations			—	(38)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

8.    Financial income and expenses

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Interest income	2	—	3	1
Interest income on related party loans	—	2	—	2
Net gain in fair value of derivatives	—	—	213	—
Net foreign currency exchange gain	8	—	10	—
Financial income	10	2	226	3
Interest expense:
Securitization Facility	(2)	(2)	(4)	(4)
Credit Agreement	(28)	(28)	(56)	(54)
June 2016 Notes	(1)	—	(1)	—
September 2012 Senior Secured Notes	(46)	(46)	(93)	(93)
August 2011 Notes	(45)	(44)	(89)	(123)
February 2011 Notes	(37)	(37)	(75)	(75)
October 2010 Notes	(30)	(25)	(54)	(81)
May 2010 Senior Notes	(14)	(15)	(28)	(35)
2013 Senior Notes	(9)	(9)	(18)	(18)
2013 Senior Subordinated Notes	(9)	(9)	(18)	(18)
Pactiv 2017 Debentures	(6)	(6)	(12)	(12)
Pactiv 2018 Notes	(1)	(1)	(1)	(1)
Pactiv 2025 Debentures	(5)	(5)	(11)	(11)
Pactiv 2027 Debentures	(4)	(4)	(8)	(8)
Amortization of:
Transaction costs	(9)	(9)	(16)	(18)
Fair value adjustment of acquired notes	—	—	1	1
Embedded derivatives	2	3	4	5
Net loss in fair value of derivatives	(86)	(225)	—	(21)
Net foreign currency exchange loss	—	(2)	—	(3)
Loss on extinguishment of debt(a)(b)	(105)	—	(105)	(305)
Other	(2)	(3)	(6)	(6)
Financial expenses	(437)	(467)	(590)	(880)
Net financial income (expenses)	(427)	(465)	(364)	(877)

(a)
The 2016 loss on extinguishment of debt includes $71 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the June 2016 Notes (as defined in note 12), available cash and additional borrowings under the existing Securitization Facility. Also included is $34 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes. Refer to note 12 for details in relation to the issuance and repurchase of these notes.

(b)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group’s borrowings.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

9.    Income tax

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Profit (loss) from continuing operations before income tax	(46)	(39)	285	(219)
Income tax using the New Zealand tax rate of 28%	13	10	(80)	61
Effect of tax rates in foreign jurisdictions	6	5	(18)	10
Non-deductible expenses and permanent differences	(11)	14	(1)	(1)
Withholding tax	(1)	(9)	(3)	(12)
Tax rate modifications	—	(1)	—	(1)
Write-off of deferred tax asset for losses previously recognized	—	(33)	—	(33)
Unrecognized tax losses and temporary differences	(2)	(17)	(8)	(65)
Tax uncertainties	—	(2)	1	—
Other	—	(1)	1	(1)
Total income tax (expense) benefit	5	(34)	(108)	(42)

The effective tax rates for the three and six month periods ended June 30, 2016 and 2015 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions.

In addition to the above amounts, for the three and six month periods ended June 30, 2016, the Group has recognized a tax benefit of $43 million and $105 million, respectively, directly in other comprehensive income (three and six month periods ended June 30, 2015: tax expense of $104 million and $117 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	110	111	219	221
General and administration expenses	2	3	5	6
Total depreciation expense	112	114	224	227
Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	11	11	21	21
General and administration expenses	54	39	108	97
Total amortization expense	65	50	129	118

Amortization expense includes an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

11.    Inventories

(In $ million)	As of June 30, 2016	As of December 31, 2015
Raw materials and consumables	323	326
Work in progress	149	149
Finished goods	709	657
Engineering and maintenance materials	153	149
Provision against inventories	(20)	(19)
Total inventories	1,314	1,262

During the three and six month periods ended June 30, 2016, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $2.3 billion, respectively (three and six month periods ended June 30, 2015: $1.3 billion and $2.6 billion, respectively).

During the three and six month periods ended June 30, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled zero and approximately $0.2 billion, respectively.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

12.    Borrowings

As of June 30, 2016, Reynolds Group Holdings Limited (“RGHL”), the immediate parent of the Group, and the Group were in compliance with all of their covenants.
The Group’s borrowings are detailed below:

(In $ million)	As of June 30, 2016	As of December 31, 2015
Securitization Facility(a)	459	316
Credit Agreement(b)	2,453	2,448
June 2016 Senior Secured Notes(c)	1,350	—
June 2016 Senior Secured Floating Rate Notes(c)	750	—
June 2016 Senior Notes(c)	800	—
September 2012 Senior Secured Notes(c)	3,237	3,237
February 2012 Senior Notes(c)	1	9
August 2011 Senior Secured Notes(c)	—	626
August 2011 Senior Notes(c)	589	1,272
February 2011 Senior Secured Notes(c)	995	995
February 2011 Senior Notes(c)	995	995
October 2010 Senior Secured Notes(c)	—	592
October 2010 Senior Notes(c)	—	613
May 2010 Senior Notes(c)	—	670
2013 Senior Notes(d)	642	642
2013 Senior Subordinated Notes(d)	—	590
Pactiv 2017 Debentures(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Debentures(e)	276	276
Pactiv 2027 Debentures(e)	200	200
Other borrowings(f)	24	46
Total principal amount of borrowings	13,087	13,843
Transaction costs	(119)	(122)
Embedded derivatives	48	43
Fair value adjustment at acquisition	(4)	(3)
Carrying value	13,012	13,761

Current borrowings	1,403	976
Non-current borrowings	11,609	12,785
Total borrowings	13,012	13,761

(a)        Securitization Facility

The terms of a receivables loan and security agreement (the "Securitization Facility") are unchanged from December 31, 2015. During the six month period ended June 30, 2016, interest was charged at a rate between 2.35% to 2.47%.

(b)         Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of June 30, 2016 (in million)	Applicable interest rate as of June 30, 2016
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	64	—
European Revolving Loans	€	December 27, 2018	54	1	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. No excess cash flow prepayments are due in 2016. Future quarterly amortization payments are reduced by any excess cash flow amounts. The next scheduled quarterly amortization payment is due September 30, 2017.

There have been no changes to the terms of the Credit Agreement since December 31, 2015. Refer to note 15 for details of the proposed Credit Agreement amendment.

(c)        Reynolds Notes

The Group’s borrowings as of June 30, 2016 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the “Reynolds Notes Issuers”) are defined and summarized below:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Interest payment dates
June 2016 Senior Secured Notes	June 27, 2016	1,350	5.125%	July 15, 2023	January 15 and July 15; commencing January 15, 2017
June 2016 Senior Secured Floating Rate Notes(1)	June 27, 2016	750	3-month U.S. LIBOR + 3.500%	July 15, 2021	January 15, April 15, July 15 and October 15; commencing October 15, 2016
June 2016 Senior Notes	June 27, 2016	800	7.000%	July 15, 2024	January 15 and July 15; commencing January 15, 2017
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	1	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	589	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
(1)    The June 2016 Senior Secured Floating Rate Notes were issued at an issue price of 99%.

The June 2016 Senior Secured Notes, the June 2016 Senior Secured Floating Rate Notes and the June 2016 Senior Notes are collectively defined as the “June 2016 Notes.” The August 2011 Senior Secured Notes (as defined below) and the August 2011 Senior Notes are collectively defined as the “August 2011 Notes.” The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the “February 2011 Notes.” The October 2010 Senior Secured Notes (as defined below) and the October 2010 Senior Notes (as defined below) are collectively defined as the “October 2010 Notes.”

As used herein, “Reynolds Notes” refers to the June 2016 Notes, the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes (as defined below).

As used herein, “Reynolds Senior Secured Notes” refers to the June 2016 Senior Secured Notes, the June 2016 Senior Secured Floating Rate Notes, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes.

On June 27, 2016, the Group repurchased the following aggregate principal amounts pursuant to tender offers for certain of the Reynolds Notes:

•	$408 million of 7.875% senior secured notes due August 15, 2019 (the “August 2011 Senior Secured Notes”);

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

•	$340 million of 7.125% senior secured notes due April 15, 2019 (the “October 2010 Senior Secured Notes”);

•	$589 million of 9.000% senior notes due April 15, 2019 (the “October 2010 Senior Notes”);

•	$663 million of 8.500% senior notes due May 15, 2018 (the “May 2010 Senior Notes”); and

•	$691 million of the August 2011 Senior Notes and the February 2012 Senior Notes.
The tender offers subsequently closed on July 12, 2016. No further notes were repurchased in the period between June 27, 2016 and July 12, 2016.
Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the Reynolds Notes referred to below and the relevant indentures:

•	$218 million of August 2011 Senior Secured Notes to be redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus interest until the redemption date;

•	$252 million of October 2010 Senior Secured Notes to be redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date;

•	$24 million of October 2010 Senior Notes to be redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date; and

•	$7 million of May 2010 Senior Notes to be redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date.
On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).
On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.
Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.
Refer to note 16 for details in relation to the issuance of additional June 2016 Senior Secured Notes subsequent to June 30, 2016.
Assets pledged as security for borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the June 2016 Notes are substantively consistent with the other series of Reynolds Notes (except for the February 2012 Senior Notes) which are unchanged from December 31, 2015.

The June 2016 Notes are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)         2013 Notes

As of June 30, 2016, the Group had outstanding the following notes (defined below, and together with the 2013 Senior Subordinated Notes defined below, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned subsidiary of BP I:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15

On June 27, 2016, the Group repurchased $538 million aggregate principal amount of 6.000% senior subordinated notes due June 15, 2017 (the “2013 Senior Subordinated Notes”) pursuant to a tender offer for the 2013 Senior Subordinated Notes. Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the indenture for the remaining $52 million of 2013 Senior Subordinated Notes to be redeemed on July 27, 2016 at a redemption price of 100% of the principal thereof, plus interest until the redemption date.
The guarantee arrangements, indenture restrictions, early redemption options and change in control provisions for the 2013 Senior Notes are unchanged from December 31, 2015.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and six month periods ended June 30, 2016

(e)    Pactiv Notes

As of June 30, 2016, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Debentures	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Debentures	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Debentures	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2015.

(f)    Other borrowings

As of June 30, 2016, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Senior Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of June 30, 2016, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of June 30, 2016 also included finance lease obligations of $24 million (December 31, 2015: $25 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group’s related party relationships, balances and transactions as of and for the three and six month periods ended June 30, 2016 is consistent with the information presented in note 22 of the Group’s annual combined financial statements for the year ended December 31, 2015.

14.    Contingencies

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2016, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
On June 2, 2016, UCI Holdings Limited (“UCI”) and certain of its affiliates filed a voluntary petition under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the District of Delaware. As a result of the Group being a member of a controlled group that includes UCI, the Group could become liable for the obligations under the three defined benefit pension plans sponsored by UCI. As of December 31, 2015, the plans were underfunded by an aggregate amount of approximately $66 million.

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation, legal proceedings and tax examinations. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

15.    Subsequent events

On July 14, 2016, RGHL and the Group announced a proposed amendment to the Credit Agreement. The proposed amendment, among other things, is expected to reduce the pricing, extend the maturity, create a $400 million revolving facility tranche and make certain other changes to the covenants contained in the Credit Agreement. The Credit Agreement amendment is expected to close on August 5, 2016.

On July 29, 2016, RGHL and the Group entered into an interest rate swap derivative, removing the interest rate risk on the June 2016 Senior Secured Floating Rate Notes.

On August 1, 2016, RGHL and the Group issued an additional $250 million aggregate principal amount of June 2016 Senior Secured Notes at an issue price of 103.500%. The Group intends to use the net proceeds, together with the proceeds from the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the existing Credit Agreement and to pay transaction costs.

Other than as disclosed herein, there have been no events subsequent to June 30, 2016 which would require accrual or disclosure in these interim unaudited combined financial statements.